EXHIBIT 99.3
mitel networks corporation
Notice Of A Special Meeting Of Shareholders
NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of the shareholders of Mitel Networks Corporation (“Mitel or the “Corporation”) will be held on Friday June 22, 2007 at The Brookstreet Hotel, 525 Legget Drive, Ottawa (Kanata), Ontario, Canada, K2K 2W2 , commencing at 11:00 a.m., Ottawa time, for the following purposes:
1.	To consider and, if thought advisable, to pass, with or without variation, a special resolution (“Special Resolution No. 1”) to amend the articles of incorporation to modify the conversion rights attributable to the Class A Convertible Preferred Shares, Series 1 (the “Series A Shares”).
2.	To consider and, if thought advisable, to pass, with or without variation, a special resolution (“Special Resolution No. 2”) to reduce the stated capital account maintained for the Series A Shares.
3.	To consider and, if thought advisable, to pass, with or without variation, a special resolution (“Special Resolution No. 3”) to amend the articles of incorporation to increase the authorized capital by creating an unlimited number of a new class of preferred shares, which will be designated as the Class 1 Convertible Preferred Shares.
4.	To consider and, if thought advisable, to pass, with or without variation, a special resolution (“Special Resolution No. 4”) to amend the articles of incorporation to decrease the authorized capital by cancelling:
●	the authorized and unissued Class A Convertible Preferred Shares;

●	the Class B Convertible Preferred Shares;

●	the Series A Shares; and

●	the Class B Convertible Preferred Shares, Series 1 (the “Series B Shares”)
immediately following and conditional upon the conversion of all the issued and outstanding Series A Shares and all of the issued and outstanding Series B Shares.

5.	To consider and, if thought advisable, to pass, with or without variation, a special resolution (“Special Resolution No. 5”) to amend the articles of incorporation to increase the authorized capital by creating an unlimited number of preferred shares, which will be designated as the Class 2 Preferred Shares and which will be issuable in series.

6.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.
A copy of the full text of each of the proposed Special Resolution No. 1, Special Resolution No. 2, Special Resolution No. 3, Special Resolution No. 4 and Special Resolution No. 5 is attached as Schedule A, Schedule B, Schedule C, Schedule D and Schedule E, respectively, to the Management Proxy Circular that accompanies this Notice.
The Canada Business Corporations Act provides that certain Mitel shareholders are entitled to a separate class vote on certain matters to be considered at the meeting and, as a result, that such shareholders have a statutory right to dissent and to require the Corporation to pay fair value for that shareholder’s shares. A summary of Mitel shareholders class voting rights and dissent rights is described in the attached Management Proxy Circular that accompanies this Notice.

Mitel shareholders unable to attend the Meeting in person are encouraged to read the enclosed Management Proxy Circular and then complete and return the form of proxy. In the case of proxies executed other than by an individual who is the registered holder of the shares represented by such proxy, a power of attorney or other authority should be attached to the proxy and returned. All proxies should be returned in the envelope provided to Mitel Networks Corporation, Attention: Corporate Secretary’s Office, 350 Legget Drive, Ottawa, Ontario K2K 2W7 or by facsimile at (613) 592-7813 by 12:00 p.m. (noon), Ottawa time, on Thursday, June 21, 2007, being the business day preceding the date of the Meeting.
DATED at Ottawa, Ontario this 25th day of May 2007.
BY ORDER OF THE BOARD OF DIRECTORS
Donald W. Smith
Chief Executive Officer

mitel networks corporation
350 Legget Drive
Ottawa, Ontario
K2K 2W7
Management Proxy Circular
A. INFORMATION ON VOTING AND PROXIES
1.	Solicitation of Proxies
This management proxy circular (the “Management Proxy Circular” or the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Mitel Networks Corporation (“Mitel” or the “Corporation”), a corporation governed by the Canada Business Corporations Act (the “CBCA”), for use at the special meeting, or any adjournment or adjournments thereof (the “Meeting”), of the shareholders of the Corporation to be held on Friday June 22, 2007 at The Brookstreet Hotel, 525 Legget Drive, Ottawa (Kanata), Ontario, Canada, K2K 2W2, commencing at 11:00 a.m., Ottawa time, for the purposes set out in the notice of the Meeting (the “Notice of Meeting”) accompanying this Management Proxy Circular.
The enclosed proxy is being solicited by or on behalf of the management of the Corporation and the cost of such solicitation will be borne by the Corporation. It is expected that the solicitation of proxies will be primarily by mail, telephone or electronic communication by directors, officers or employees of Mitel. Proxies may also be solicited personally by directors, officers and employees of Mitel. Except as otherwise stated, the information contained in this Management Proxy Circular is given as of May 25th, 2007.
Unless otherwise provided herein, all dollar amounts in this Management Proxy Circular are stated in Canadian dollars.
2.	Appointment of Proxies
The persons named in the enclosed form of proxy are directors or officers of the Corporation. If you wish to appoint some other person or company (who need not be a shareholder) to represent you at the Meeting, you may do so by striking out the name of the persons named in the enclosed form of proxy and inserting the name of your appointee in the blank space provided or complete another form of proxy and, in either case, deliver the completed and signed proxy in the envelope provided to Mitel Networks Corporation, Attention: Corporate Secretary’s Office, 350 Legget Drive, Ottawa, Ontario K2K 2W7 or by facsimile at (613) 592-7813 by 12:00 p.m. (noon), Ottawa time, on Thursday, June 21, 2007, being the business day preceding the date of the Meeting. It is the responsibility of the shareholder appointing some other person to represent it to inform such person that he or she has been so appointed. The proxy must be signed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof, duly authorized.
Registered Shareholders
A registered shareholder is the person in whose name a share certificate is registered. If you are a registered shareholder, you are entitled to vote your shares in person at the Meeting or by proxy. If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with this Circular. Your vote will be taken and counted at the Meeting. If you do not wish to attend the Meeting or do not wish to vote in person, you may vote by proxy by delivering the completed and signed form of proxy in the envelope provided to Mitel Networks Corporation, Attention: Corporate Secretary’s Office, 350 Legget Drive, Ottawa, Ontario K2K 2W7 or by facsimile at (613) 592-7813 by 12:00 p.m. (noon), Ottawa time, on Thursday June 21, 2007, being the business day preceding the date of the Meeting. In each case, the shares represented by your proxy will be voted in accordance with your instructions as indicated on your form of proxy and on any ballot that may be called at the Meeting. Your proxyholder will decide how to vote on amendments or variations to the matters to be voted on at the Meeting. Instructions for using each of these methods are set out on the enclosed form of proxy.
Non-Registered Shareholders
Your shares might not be registered in your name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans). If your shares are registered in the name of an intermediary, you are a non-registered shareholder.
Mitel has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to intermediaries for distribution to non-registered shareholders. Unless you have waived your right to receive the Meeting Materials, intermediaries are required to deliver them to you as a non-registered shareholder of the Corporation and to seek your instructions regarding how to vote your shares.
Non-registered shareholders who receive Meeting Materials from the intermediary will typically be given the ability to provide voting instructions in one of two ways. Usually, a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instruction on the form (which may, in some cases, permit the completion of the voting instruction form by telephone or electronically).
Occasionally, an intermediary may give you a proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature), and which is otherwise uncompleted. This form of proxy does not need to be signed by you as the non-registered shareholder. In this case you can complete and deposit the proxy directly as described above.
By following these procedures, a non-registered shareholder will be able to direct the voting of those shares that they own but which are not registered in their own name. Should a non-registered shareholder who receives from the intermediary either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered shareholder should strike out the names of the persons named in the form of proxy and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, non-registered shareholders should carefully follow the instructions of their intermediaries.
Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the non-registered shareholder with respect to the voting of certain shares will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by intermediary “non-votes” will, however, be counted in determining whether there is a quorum.
3.	Revocation of Proxies
In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy under subsection 148(4) of the CBCA by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by an authorized officer or attorney thereof authorized in writing) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of, but prior to commencement of, the Meeting, or in any other manner permitted by law, and upon either of such deposits such proxy shall be revoked. If the instrument of revocation is deposited with the Chairman of the Meeting on the day of the Meeting, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.
4.	Voting of Proxies
The form of proxy affords the shareholder an opportunity to specify that the shares registered in the shareholder’s name shall be voted FOR or AGAINST in accordance with your instructions as indicated on your form of proxy. In the absence of instructions, your shares will be voted FOR each of the matters to be considered at the Meeting.
The form of proxy accompanying this Management Proxy Circular confers discretionary authority upon the nominees named in the enclosed form of proxy with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, management of Mitel knows of no amendment or variation of the matters referred to in the Notice of Meeting or other business that will be presented at the Meeting. If any such matters should properly come before the Meeting, each nominee named in the enclosed form of proxy will vote on those matters in accordance with his or her best judgment.
5.	Authorized Capital and Voting Shares
The authorized capital of the Corporation consists of:
a)	an unlimited number of common shares (“Common Shares”);

b)	an unlimited number of Class A Convertible Preferred Shares (“Class A Shares”), issuable in series, of which one series, consisting of an unlimited number of Class A Convertible Preferred Shares, Series 1 (the “Series A Shares”), has been designated; and

c)	an unlimited number of Class B Convertible Preferred Shares (“Class B Shares”), issuable in series, of which one series, consisting of an unlimited number of Class B Convertible Preferred Shares, Series 1 (the “Series B Shares”), has been designated.
As of May 25th, 2007, the Corporation had 117,344,086 Common Shares, 20,000,000 Series A Shares and 67,789,300 Series B Shares issued and outstanding. Each Common Share currently carries one vote in respect of each matter to be voted upon at the Meeting. Each Series A Share and each Series B Share currently carries a number of votes calculated based on a formula set out in the share provisions applicable to each series. The formula is based on the fair market value of the Common Shares as determined in good faith by the Board of Directors. The Board of Directors has determined that, for the purposes of this Meeting, each Series A Share and each Series B Share shall have 1.682 votes per share.
The holders of the Common Shares, the Series A Shares and the Series B Shares will vote together as a single class on Special Resolution No. 1, Special Resolution No. 2, Special Resolution No. 3, Special Resolution No. 4 and Special Resolution No. 5.
In addition, the holders of the Series A Shares and the holders of the Series B Shares will each vote separately as a series in respect of Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 and Special Resolution No. 5 and the holders of the Common Shares will also vote separately as a class in respect of Special Resolution No. 1, Special Resolution No. 3 and Special Resolution No. 5.
Only holders of outstanding shares of record at the close of business on the day immediately preceding the day on which the Notice of Meeting is mailed will be entitled to vote at the Meeting.
6.	Security Ownership of Certain Beneficial Owners and Management
The following table sets forth information with respect to all persons known by the Corporation to be the beneficial owner, directly or indirectly, of or who exercise control or direction over shares carrying more than 10% of the votes attached to any class of shares entitled to vote at the Meeting:

	Shares Beneficially Owned	Percentage of	Percentage of
Name and Address of Beneficial Owner	Directly or Indirectly(3)	Shares(1)	Class
Wesley Clover Corporation(2) Ottawa, ON (“Wesley Clover”)	90,000,000 Common Shares	34.0%	76.7%

Celtic Tech Jet Corporation(2) Ottawa, ON (“Celtic Tech Jet”)	4,555,169 Common Shares	1.7%	3.9%

Terence H. Matthews (“Dr. Matthews”) (2) Ottawa, ON	40,897,750 Series B Shares	26.0%	60.3%

Power Technology Investment Corporation	16,000,000 Series B Shares	10.2%	23.6%

EdgeStone Capital Equity Fund II-A, L.P. Toronto, ON (“EdgeStone”)	20,000,000 Series A Shares	12.0%	100%

(1)	Calculated on an as-if-converted to Common Shares basis if the Series A Shares and the Series B Shares were to be converted into Common Shares on a one-for-1.682 basis. The Series A Shares and the Series B Shares are convertible into Common Shares based on a formula that depends on the fair market value of the Common Shares.

(2)	Dr. Matthews, Chairman of the Corporation, controls, directly or indirectly, Wesley Clover and Celtic Tech Jet.

(3)	The directors and officers of the Corporation beneficially own, directly or indirectly, 95,029,933 Common Shares, which represent 81% of the issued and outstanding Common Shares, and 41,298,940 Series B Shares, which represent 60.9% of the issued and outstanding Series B Shares. In addition, Mr. Guthrie Stewart and Mr. Gilbert Palter, two of the directors of the Corporation, are partners of EdgeStone which owns all of the Series A Shares.
B.	SPECIAL BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Background
Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 26, 2007 among Mitel, Inter-Tel (Delaware), Incorporated (“Inter-Tel”) and Arsenal Acquisition Corporation (“Arsenal”), a wholly-owned subsidiary of Mitel, Mitel agreed to acquire Inter-Tel for US$25.60 per share, in cash, representing a total purchase price of approximately US$723 million (the “Merger”). Pursuant to the Merger Agreement, Arsenal will be merged with and into Inter-Tel and Mitel will indirectly acquire all of the outstanding stock of Inter-Tel such that Inter-Tel will become a wholly-owned subsidiary of Mitel. The Merger is subject to the approval of the Inter-Tel stockholders and other customary closing conditions, including regulatory approvals. The Merger is expected to close in the third quarter of calendar 2007 unless the required shareholder approval to the matters described in this Circular is not obtained or unless the conditions to the Merger are not satisfied.
The Merger with Inter-Tel represents an important step in the continuing development and growth of Mitel. Once completed, the Merger will create a market leader in the US and UK Small and Medium Size Business (SMB) IP communications industry, the fastest growing sector of the IP communications market. The combined company will have two trusted, customer-focused brands and anticipated revenues of over US$800 million, approximately twice those of Mitel today. The Merger combines the strengths of both Inter-Tel and Mitel in the IP communications market, providing increased scale to extend their leadership in the SMB sector and to further expand into the large business IP communications market. The combined company will bring together Mitel’s extensive global reach and Inter-Tel’s strong network across the US creating a formidable industry player.
The total purchase price for Mitel to acquire Inter-Tel is approximately US$723 million in cash. Mitel does not currently have cash on hand to complete the Merger. Accordingly, in order to complete the Merger, Mitel has obtained both equity and debt financing commitments as described below.
First, Mitel has received an equity financing commitment in the amount of US$303,546,000 from Francisco Partners II, L.P. (“Francisco Partners”), a financial sponsor through which the equity commitment financing is being funded on behalf of Francisco Partners’ affiliated entities. Pursuant to an equity commitment letter entered into between Mitel and Francisco Partners on April 26, 2007, and subject to the conditions contained therein, Francisco Partners, on behalf of its affiliated entities, has agreed to make an aggregate equity investment of US$303,546,000 in Mitel in exchange for the issuance to Francisco Partners, and/or its affiliates and other investors introduced by Francisco Partners, of a new class of preferred shares (the “Class 1 Preferred Shares”) of Mitel on the terms and conditions set forth in the equity commitment letter (the “Equity Financing”). It is possible that the actual amount of the Equity Financing may be greater than or less than the US$303,546,000 set out in the equity commitment letter.
Second, Mitel has also entered into a debt commitment letter dated April 26, 2007, as amended, with Morgan Stanley Senior Funding Inc. and Morgan Stanley Senior Funding (Nova Scotia) Co. (collectively, and together with their respective affiliates, “Morgan Stanley”), pursuant to which Morgan Stanley has agreed to use commercially reasonable efforts to arrange a syndicate of lenders to provide a secured first lien term loan and revolving credit facilities and secured second lien loan facility in the aggregate amount of US$460 million (collectively, the “Debt Financing”), as follows:
●	up to US$275 million in a senior secured first lien loan facility, comprised of:
(i)	a US$245 million term loan facility;

(ii)	a US$30 million revolving credit facility, consisting of US and Canadian sub- facilities; and
●	up to US$185 million in a senior secured second lien term credit facility.
Mitel must complete both the Equity Financing and the Debt Financing in order to finance the Merger. In addition, Mitel intends to use a portion of Inter-Tel’s cash on hand (expected to be at least US$179 million) at the time of the closing of the Merger in order to finance a portion of the Merger purchase price.
Mitel currently has a relatively complex capital structure as a result of a number of financings completed over the last several years. The current capital structure includes a class of convertible notes and the Common Shares, the Series A Shares and the Series B Shares, together with options to acquire Common Shares pursuant to an equity incentive plan. In addition, the capital structure includes several classes of warrants issued to a number of parties including: Technology Partnerships Canada; the holders of convertible notes (the “Noteholder Warrants”); Edgestone (the “Series 2 Warrants”); and Wesley Clover (the “2006 Warrants”). All of the warrants issued by Mitel are exercisable for Common Shares (the Noteholder Warrants, the Series 2 Warrants and the 2006 Warrants are discussed below). Certain shareholders also hold contractual put rights that provide those shareholders with the right to require Mitel to repurchase certain shares owned by such shareholders for cash in certain circumstances. In addition, Mitel has provided registration rights and also entered into a shareholders agreement (as described below under Part C Interest of Management and Others in Matters to be Acted Upon) which gives certain shareholders approval rights on certain corporate actions, including the completion of the Equity Financing, the Debt Financing and the Merger.
It is a condition to completing each of the Equity Financing and the Debt Financing that Mitel simplify its capital structure in a number of respects. Accordingly, Mitel intends to take the necessary action to:
(i)	reduce the stated capital of the Series A Shares and make a return of capital to the holder of the Series A Shares;

(ii)	amend the conversion rights attaching to the Series A Shares to provide that such Series A Shares will be convertible, at the option of the holder thereof, into 0.000871 of a proposed Class 1 Preferred Share and 0.2679946 of a Common Share;

(iii)	convert each existing Series A Share into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share;

(iv)	convert each existing Series B Share into 1.682 Common Shares;

(v)	delete from the articles of the Corporation the Class A Shares, the Class B Shares, the Series A Shares and the Series B Shares;

(vi)	repay all of the US$55 million convertible notes (the “Convertible Notes”) issued by Mitel on April 27, 2005;

(vii)	purchase for cancellation certain Common Shares upon the exercise of put rights held by Zarlink Semiconductor Inc. (“Zarlink”) and Power Technology Investment Corporation (“PTIC”);

(viii)	terminate the put rights held by EdgeStone;

(ix)	repurchase the 2006 Warrants issued to Wesley Clover; and

(x)	terminate the Series 2 Warrants held by EdgeStone
(collectively, the “Pre-Merger Transactions”), all as further described below.
Mitel cannot unilaterally take these steps to restructure its capital. Instead, it has been necessary for Mitel to negotiate with a number of its stakeholders who hold veto or approval and other rights and/or securities that must be restructured in order to complete the Pre-Merger Transactions, and enter into both the Equity Financing and the Debt Financing which are necessary to complete the Merger. The Pre-Merger Transactions are required by Mitel to complete each of the Equity Financing, the Debt Financing and the Merger.
In particular, the put rights held by Zarlink, PTIC and EdgeStone became exercisable by the holders on May 1, 2007. If the put rights are exercised by such holders, Mitel will be required to repurchase a number of its shares for an aggregate purchase price of approximately $72.3 million. The exercise of the put rights would cause significant financial concerns for Mitel. In addition, under the terms of the Convertible Notes (discussed below under the heading “Convertible Notes”), the exercise of the put rights would result in an event of default, pursuant to which the holders of the Convertible Notes would have the right to require Mitel to redeem all or a portion of the Convertible Notes up to $55 million and, in the event of any redemption deficiency, enable the noteholders to enforce the security interest held by them against Mitel’s assets and the assets of certain of Mitel’s subsidiaries. Mitel has re-negotiated with each of EdgeStone, Zarlink and PTIC to amend the put rights such that Mitel will provide such holders with some amount of liquidity in exchange for the cooperation of such holders in completing the Pre-Merger Transactions. The amendments to these put rights and other agreements with the noteholders, along with the Pre-Merger Transactions are described below.
In connection with the Merger, the Equity Financing, the Debt Financing and the Pre-Merger Transactions described below, the Mitel Board of Directors retained Genuity Capital Markets to provide the board with advice and assistance in assessing the financial aspects of the Merger, the Equity Financing, the Debt Financing and the Pre-Merger Transactions, including the preparation and delivery to the board of an opinion (the “Genuity Fairness Opinion”) as to the fairness, from a financial point of view, of the transactions to the holders of the Series B Shares and the Common Shares who retain their shares after the completion of the transactions described in this Circular.
In connection with the Genuity Fairness Opinion, Genuity Capital Markets considered, among other things referred to in the Genuity Fairness Opinion, the various documents relating to the Merger, the Equity Financing, the Debt Financing and the Pre-Merger Transactions. Based on the scope of its review and the assumptions and limitations set out in the Genuity Fairness Opinion, Genuity concluded that, as of April 26, 2007, the transactions as a whole were fair, from a financial point of view, to the holders of the Series B Shares and the Common Shares who retain their shares after the completion of the transactions. A copy of the Genuity Fairness Opinion is attached as Schedule G to this Management Proxy Circular.
EdgeStone
EdgeStone is the beneficial owner of 20,000,000 Series A Shares, representing all of the Series A Shares issued by Mitel. EdgeStone has a put right in respect of the Series A Shares whereby it could, upon the exercise of the put rights of either PTIC or Zarlink (described below), force Mitel to repurchase the Series A Shares for the sum of (i) $20,000,000 and (ii) the number of Common Shares into which the Series A Shares are convertible. In addition, EdgeStone’s consent under the shareholders agreement (as described below under Part C Interest of Management and Others in Matters to be Acted Upon) is required by Mitel in order to complete the Equity Financing, the Debt Financing and the Merger. EdgeStone also owns the Series 2 Warrants which must be cancelled prior to completing the Equity Financing, the Debt Financing and the Merger. EdgeStone also owns warrants that entitle EdgeStone to purchase up to 5,000,000 Common Shares at an exercise price of $1.25 per share which are unaffected by the Equity Financing, the Debt Financing and the Merger.
Following a renegotiation of the rights held by EdgeStone, Mitel and EdgeStone have agreed that Mitel will reduce the stated capital account of the Series A Shares (as described above and below in Special Resolution No. 2) by an amount of $20,000,000 for the purpose of distributing such amount to EdgeStone as a return of capital. This $20,000,000 return of capital represents the cash amount that EdgeStone was entitled to receive on the exercise of its put rights. In addition, EdgeStone’s put rights will terminate without exercise upon completion of the Merger as long as the Merger is completed on or prior to November 1, 2007. EdgeStone has also agreed, among other things, to consent to the Equity Financing, the Debt Financing and the Merger. EdgeStone has also agreed to convert its Series A Shares into a certain number of Class 1 Preferred Shares and Common Shares. To facilitate such conversion, the Corporation proposes to amend the terms of the Series A Shares (as described below in Special Resolution No. 1) by changing the conversion rights of the Series A Shares to make each Series A Share convertible, at the option of the holder thereof, into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share.
Following the amendment to the conversion rights attributable to the Series A Shares, (as described above and below in Special Resolution No. 1) and the return of capital in the amount of $20,000,000 to EdgeStone (as described above and below in Special Resolution No. 2), EdgeStone will convert, in accordance with their amended terms, all of the Series A Shares into 5,359,892 Common Shares and 17,952 Class 1 Preferred Shares and terminate the Series 2 Warrants. The return of capital, the conversion of the Series A Shares and the termination of the Series 2 Warrants described above are expected to occur immediately prior to the completion of the Merger. As a result of these transactions, EdgeStone will no longer hold any contractual put rights and there will be no Series A Shares or Series 2 Warrants outstanding.
PTIC
PTIC is the beneficial owner of 16,000,000 issued and outstanding Series B Shares (the “PTIC Series B Shares”). In addition, PTIC holds a put right in respect of the PTIC Series B Shares whereby it is entitled to require Mitel to repurchase the PTIC Series B Shares for an aggregate purchase price of $23.8 million. The PTIC put right became exercisable by PTIC on May 1, 2007. Following a renegotiation of the rights held by PTIC, PTIC and Mitel have agreed to amend PTIC’s put right to be exercisable solely immediately prior to the Merger and as described below in this paragraph, provided that PTIC converts the PTIC Series B Shares into Common Shares in accordance with their terms. Upon such conversion, PTIC will receive 26,912,085 Common Shares, representing a conversion ratio of approximately 1.682 Common Shares for each Series B Share. Following the conversion, PTIC has agreed to exercise its amended put right to require Mitel to purchase one half of the Common Shares received by PTIC on such conversion (13,456,043 Common Shares) for an aggregate purchase price of US$17,184,712, based on an agreed purchase price of US$1.2771 per Common Share. This purchase price is the result of negotiations between Mitel and PTIC and is based upon the originally negotiated valuation under which Francisco Partners would invest in shares of Mitel. The conversion of the PTIC Series B Shares and the payout by Mitel under the amended PTIC put right are expected to occur immediately prior to the completion of the Merger. As a result of these transactions, PTIC will no longer hold any put rights or Series B Shares.
Zarlink
Zarlink is the beneficial holder of 10,000,000 issued and outstanding Common Shares of Mitel. In addition, Zarlink holds a put right in respect of the 10,000,000 Common Shares whereby it is entitled to require Mitel to repurchase these Common Shares for a price of $2.85 per share. The Zarlink put right became exercisable by Zarlink on May 1, 2007. Following a renegotiation of the rights held by Zarlink, Zarlink and Mitel have agreed to amend Zarlink’s put right to be exercisable solely immediately prior to the Merger for an aggregate purchase price of US$12,900,000, based on a negotiated purchase price of US$1.29 per Common Share. In addition, if within twelve months of the completion of the Merger, Mitel either completes an initial public offering of its shares or is acquired by another entity, in each case with an effective price per share of at least US$1.75, Mitel will pay to Zarlink an additional amount per Common Share equal to 75% of the amount by which the effective price per share in the initial public offering or acquisition exceeds US$1.29. The repurchase of the 10,000,000 Common Shares held by Zarlink under the amended Zarlink put right is expected to occur immediately prior to the completion of the Merger. As a result of this transaction, Zarlink will no longer hold any put rights or Common Shares.

Dr. Matthews
Dr. Matthews is the beneficial owner of 40,897,750 Series B Shares. In addition, Dr. Matthews controls, directly or indirectly, each of Wesley Clover and Celtic Tech Jet. Wesley Clover is the beneficial owner of 90,000,000 Common Shares and Celtic Tech Jet is the beneficial owner of 4,555,169 Common Shares. Prior to implementation of the Pre-Merger Transactions, Dr. Matthews holds a controlling interest, directly or indirectly, in the Corporation by way of his direct holdings and his holdings in Wesley Clover and Celtic Tech Jet.
In addition, in September 2006, pursuant to a proposal extended to certain existing Mitel investors, Mitel issued the 2006 Warrants in order to strengthen Mitel’s balance sheet. In addition, if the 2006 Warrants are exercised in connection with an initial public offering of Mitel, the holder is entitled to receive additional warrants to acquire Common Shares (the “IPO Warrants”). Wesley Clover invested US$15,000,000 into Mitel for the 2006 Warrants. Each of the 2006 Warrants may only be exercised, and shall automatically be exercised, upon the occurrence of certain exercise events (including an initial public offering, a fundamental transaction involving Mitel and the sale of all or substantially all of Mitel’s equity), but in no event later than September 21, 2008. The number of Common Shares available for purchase upon exercise of each of the 2006 Warrants is dependent on the specific exercise event. The 2006 Warrants contain customary anti-dilution provisions for stock splits, dividends, subdivisions and combinations.
Prior to the closing of the Merger, Wesley Clover intends to transfer the 2006 Warrants to Dr. Matthews and Dr. Matthews intends to transfer all 40,897,750 Series B Shares he currently holds to Wesley Clover. Following these transfers, Wesley Clover will be the beneficial owner of 40,897,750 Series B Shares (the “Wesley Clover Series B Shares”) and Dr. Matthews will be the beneficial owner of the 2006 Warrants.
Following a renegotiation of the rights held by Dr. Matthews, Dr. Matthews, Wesley Clover and Mitel have agreed to convert the Wesley Clover Series B Shares into Common Shares in accordance with their terms. Upon such conversion, Wesley Clover will receive 68,790,234 Common Shares, representing a conversion ratio of approximately 1.682 Common Shares for each Series B Share. Following the conversion of the Wesley Clover Series B Shares, Mitel will repurchase and terminate the 2006 Warrants, and Dr. Matthews will forego his right to receive the IPO Warrants, for an aggregate purchase price of US$20,000,000. This purchase price was determined based on negotiations between Mitel and Dr. Matthews following the receipt by Mitel of advice from its financial advisors. The conversion of the Wesley Clover Series B Shares and the termination of the 2006 Warrants is expected to occur immediately prior to the completion of the Merger. Following these transactions, neither Wesley Clover nor Dr. Matthews will own any Series B Shares or any 2006 Warrants nor will Dr. Matthews be entitled to any IPO Warrants. Following these transactions and the Equity Financing, Dr. Matthews interest, directly or indirectly, in the Corporation by way of his direct holdings and his holdings in Wesley Clover and Celtic Tech Jet will be approximately 32.6% on a Common Share equivalent basis.
Other Holders of Series B Shares
Pursuant to the terms applicable to the Series B Shares, upon conversion of the Series B Shares held by Wesley Clover, all of the remaining outstanding Series B Shares will automatically be converted into Common Shares at the same conversion ratio of approximately 1.682 Common Shares for each Series B Share. This conversion ratio is based on negotiations with each of PTIC and Dr. Matthews and is based on the originally negotiated valuation under which Francisco Partners would invest in shares of Mitel. Following this conversion, there will be no Series B Shares outstanding.
Convertible Notes
In addition to the restructuring of the Corporation’s equity capital, as described above, the Corporation also intends to refinance the US$55,000,000 principal amount of Convertible Notes by prepaying the Convertible Notes immediately prior to the completion of the Merger. The Convertible Notes are not prepayable without the consent of the noteholders before maturity and do not mature until April 2009. Mitel undertook renegotiations with the noteholders in order to obtain the consent of the noteholders to prepay the Convertible Notes, to terminate the existing registration rights agreement with the holders of the Convertible Notes, and to obtain the noteholders consent to complete the Equity Financing, the Debt Financing and the Merger. Following these renegotiations, Mitel has entered into an agreement with the noteholders to prepay the Convertible Notes immediately prior to the completion of the Merger in the aggregate amount of US$66,000,000, plus accrued and unpaid interest. In addition, the terms of the warrants issued to the noteholders will be amended: (i) to extend the expiration date of these warrants to the date which is five years following the date the Convertible Notes are paid out; (ii) to reduce the exercise price of these warrants to US$1.2771; and (iii) to change the anti-dilution protection rights contained in these warrants to a weighted average anti-dilution formula.
The following table illustrates the effect of the transactions described in this Circular on the share capital ownership. The table has been compiled using the treasury method to account for outstanding options and warrants:

	Pre-Transaction	Post-Transaction
Dr. Matthews	54.3%	32.6%
Technology Partnership Canada	11.7%	7.4%
Edgestone	10.8%	3.9%
PTIC	8.4%	2.7%
Zarlink	3.1%	0.0%
Officers and Directors	2.2%	1.4%
Others	9.5%	6.0%
Francisco Partners	—	46.0%

	100.0%	100.0%
Contemplated Restructuring Agreements
In order to effect the transactions described above, Mitel undertook negotiations with the holders of various rights (described above) and will enter into various agreements with certain of its shareholders, as follows:
•	In order to effect the return of capital on the Series A Shares, the conversion of the Series A Shares into Class 1 Preferred Shares and Common Shares and the termination of the Series 2 Warrants, each as described above, the Corporation will enter into a Return of Capital, Voting and Conversion Agreement with EdgeStone (the “EdgeStone Return of Capital, Voting and Conversion Agreement”).

•	In order to effect the conversion of the PTIC Series B Shares and repurchase one-half of the Common Shares issued to PTIC upon such conversion, as described above, the Corporation will enter into a Common Share Repurchase, Voting and Conversion Agreement with PTIC (the “PTIC Common Share Repurchase, Voting and Conversion Agreement”).

•	In order to effect the repurchase of the Zarlink Common Shares, as described above, the Corporation will enter into a Common Share Repurchase and Voting Agreement with Zarlink (the “Zarlink Common Share Repurchase and Voting Agreement”).

•	In order to effect the conversion of the Wesley Clover Series B Shares and the repurchase for cancellation and termination of the Matthews Warrants, as described above, the Corporation will enter into a Warrant Repurchase, Voting, and Conversion Agreement with Dr. Matthews, Wesley Clover and Celtic Tech Jet (the “Matthews Warrant Repurchase, Voting and Conversion Agreement”).
In connection with and as a condition of the Equity Financing, each of Zarlink, PTIC, EdgeStone, Dr. Matthews, Wesley Clover and Celtic Tech Jet have agreed to enter into a termination agreement (the “Termination Agreement”) terminating the existing shareholders agreement, as amended, and the existing registration rights agreement, to which agreements they are each a party.
The EdgeStone Return of Capital, Voting and Conversion Agreement, PTIC Common Share Repurchase, Voting and Conversion Agreement, Matthews Warrant Repurchase, Voting and Conversion Agreement, Zarlink Common Share Repurchase and Voting Agreement, Second Amending Agreement are described below under Part C Interest of Management and Others in Matters to be Acted Upon.

2.	Special Resolution No 1. – Amendment to Series A Shares Conversion Rights
Included in the business of the Meeting will be consideration of Special Resolution No. 1 to modify the terms of the conversion rights attributable to the Series A Shares. As described above, in connection with and as a condition of the terms of the Equity Financing, all of the issued and outstanding Series A Shares will be converted into Common Shares and Class 1 Preferred Shares at the conversion ratio of 0.2679946 of a Common Share and 0.000871 of a Class 1 Preferred Share for each Series A Share converted. Following the amendment to the articles to amend the conversion terms attributable to the Series A Shares and the return of capital described below, EdgeStone has agreed to convert all of its 20,000,000 Series A Shares into an aggregate of 5,359,892 Common Shares and 17,952 Class 1 Preferred Shares.
The Board of Directors of the Corporation recommends that shareholders vote in favour of the special resolution to amend the articles of incorporation to amend the conversion rights of the Series A Shares, attached as Schedule A to this Management Proxy Circular (“Special Resolution No. 1”).
In order to be effective, Special Resolution No. 1 must be passed, with or without amendment, by the shareholders representing in the aggregate, not less than two-thirds (2/3) of the votes cast (in person or by proxy) by the holders of the Common Shares, the Series A Shares and the Series B Shares voting together as a single class and the holders of the Common Shares, the holders of the Series A Shares and the holders of the Series B Shares each voting separately as a class at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote FOR Special Resolution No. 1.
Notwithstanding such approval, the Board of Directors of the Corporation will be authorized, without further approval of the shareholders, to revoke Special Resolution No. 1 at any time before it becomes effective in accordance with the provisions of the CBCA.
Shareholders will have certain statutory rights of dissent (as described below under Part D Dissent Rights), with respect to Special Resolution No. 1.
3.	Special Resolution No. 2 – Decrease Stated Capital Account for the Series A Shares
Also included in the business of the Meeting is consideration of a special resolution to authorize the reduction in the stated capital account maintained for the Series A Shares. As part of the Pre-Merger Transactions described above, the Corporation proposes to reduce the stated capital account maintained for the Series A Shares by an amount of $20,000,000 for the purpose of distributing such amount to EdgeStone as a return of capital.
The Board of Directors of the Corporation recommends that shareholders vote in favour of the special resolution to reduce the stated capital account maintained for the Series A Shares, attached as Schedule B to this Management Proxy Circular (“Special Resolution No. 2”).
In order to be effective, Special Resolution No. 2 must be passed, with or without amendment, by the shareholders representing in the aggregate, not less than two-thirds (2/3) of the votes cast (in person or by proxy) by the holders of the Common Shares, the Series A Shares and the Series B Shares, voting together as a single class at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote FOR Special Resolution No. 2.
Notwithstanding such approval, the Board of Directors of the Corporation will be authorized, without further approval of the shareholders, to revoke Special Resolution No. 2 at any time before it becomes effective in accordance with the provisions of the CBCA.
4.	Special Resolution No. 3 – Increase in Authorized Share Capital to create Class 1 Preferred Shares
The Corporation proposes to create a new class of preferred shares, the Class 1 Preferred Shares, to be issued to EdgeStone upon conversion of its Series A Shares pursuant to the Pre-Merger Transactions and to be issued to Francisco Partners and other investors introduced by Francisco Partners pursuant to the Equity Financing described above. If the new Class 1 Preferred Shares are authorized, the Class A Shares, Class B Shares, Series A Shares and Series B Shares are cancelled in accordance with Special Resolution No. 4 described below, and the new Class 2

Preferred Shares issuable in series are authorized in accordance with Special Resolution No. 5, described below, the authorized capital of the Corporation will consist of an unlimited number of Common Shares, an unlimited number of Class 1 Preferred Shares and an unlimited number of Class 2 Preferred Shares, issuable in series.
You are encouraged to read the rights, privileges, restrictions and conditions attributable to the Class 1 Preferred Shares, as approved by the Board of Directors of the Corporation, which are attached as Appendix C-1 to Schedule C of this Management Proxy Circular. A summary of the rights, privileges, restrictions and conditions attributable to the Class 1 Preferred Shares is set forth below.
Issue Price
US$1,000.00 per Class 1 Preferred Share.
Conversion, Liquidation and Redemption Value
For the purposes of calculating the conversion ratio for the purpose of conversion of the Class 1 Preferred Shares into Common Shares, the value of each Class 1 Preferred Share will initially be equal to US$1,000 per share but will increase at the rate of 8% per annum (the “Accreted Value”). Accordingly, after one year following the date of issuance of the Class 1 Preferred Shares, the Accreted Value per share will be US$1,080.
For the purposes of calculating (i) the liquidation preference attributable to the Class 1 Preferred Shares; and (ii) the redemption amount for the Class 1 Preferred Shares, the value of each Class 1 Preferred Share will initially be equal to US$970.35 per share but will increase at the rate of 8% per annum (the “Net Accreted Value”). Accordingly, after one year following the date of issuance of the Class 1 Preferred Shares, the Net Accreted Value per share will be approximately US$1,047.98.
Conversion
Each Class 1 Preferred Share will be convertible, in whole or in part, at the holder’s option, at any time into a number of Common Shares equivalent to the Accreted Value of such Class 1 Preferred Share divided by US$1.3161, subject to adjustment as set forth in Appendix C-1 of Schedule C to this Management Proxy Circular. Accordingly, on the date the Class 1 Preferred Shares are issued, each Class 1 Preferred Share will be convertible into 759.8207 Common Shares. On the date that is one year following the date of issuance of the Class 1 Preferred Shares, assuming no other adjustments are applicable, each Class 1 Preferred Share will be convertible into 820.6063 Common Shares.
Ranking
The Class 1 Preferred Shares will, with respect to dividend rights and rights on liquidation, rank prior to the Class 2 Preferred Shares, the Common Shares and to all other classes or series of equity securities of the Corporation.
Dividends
The holders of the Class 1 Preferred Shares will be entitled to receive, if, as and when declared by the Board of Directors out of monies properly applicable to the payment of dividends, the amount of any dividends that the holders of Class 1 Preferred Shares would have received by way of dividends paid on the Common Shares had they converted their Class 1 Preferred Shares into Common Shares.
Liquidation Preference
In the event of any liquidation, winding up or change of control of the Corporation, the holders of the Class 1 Preferred Shares will be entitled to receive, in preference to the holders of the Class 2 Preferred Shares and the Common Shares, a per share amount equal to the greater of: (i) the Net Accreted Value; and (ii) the value per share of the Common Shares into which the Class 1 Preferred Shares are convertible immediately prior to such liquidation, winding up or change of control, plus, in each case, any declared but unpaid dividends (the “Terminal Redemption Value”).

The holders of Class 1 Preferred Shares shall have the right to convert their shares into Common Shares immediately prior to a liquidation, winding up or change of control.
Voluntary Redemption after Five Years
The Class 1 Preferred Shares will not be redeemable by the Corporation or the holders prior to the fifth anniversary of the issuance of the Class 1 Preferred Shares. The Class 1 Preferred Shares will be redeemable on or after the fifth anniversary (plus one day) of the issuance of the Class 1 Preferred Shares at the option of a majority of the holders at the Net Accreted Value, or at the option of the Corporation at the Terminal Redemption Value. Payment of redemption amounts will be subject to any restrictions pursuant to the Debt Financing.
Mandatory Redemption after Seven Years
The Class 1 Preferred Shares will be subject to mandatory redemption on the seventh anniversary of the issuance of the Class 1 Preferred Shares for an amount in cash per Class 1 Preferred Share equal to the Terminal Redemption Value. Payment of redemption amounts will be subject to any restrictions pursuant to the Debt Financing.
Mandatory Conversion
The Corporation will have the right to require the conversion of the issued and outstanding Class 1 Preferred Shares into Common Shares at the then-applicable conversion ratio immediately prior to, and conditional upon, the closing of a public offering in which the aggregate gross cash proceeds to the Corporation are not less than US$100,000,000 and in which the Common Shares are listed on one or more stock exchanges (which includes the Toronto Stock Exchange and the Nasdaq Stock Market), provided that the value per Class 1 Preferred Share on an as-converted to Common Shares basis is equal or greater than: (a) 150% of the Net Accreted Value if the public offering is completed within one year after the issuance of the Class 1 Preferred Shares; (b) 175% of the Net Accreted Value if the public offering is completed after the first anniversary but on or before the end of the second anniversary of the issuance of the Class 1 Preferred Shares; or (c) 200% of the Net Accreted Value if the public offering is completed after the second anniversary of the issuance of the Class 1 Preferred Shares.
Anti-dilution Provision
The Class 1 Preferred Shares will contain customary anti-dilution protections, including weighted-average price protection.
Voting Rights
The Class 1 Preferred Shares will vote together with the Common Shares and not as a separate class except as otherwise required by law. Each Class 1 Preferred Share entitles the Class 1 Preferred Holder to the number of votes per share equal to the number of Common Shares that would be issuable on conversion of such Class 1 Preferred Share.
Protective Provisions
For so long as any Class 1 Preferred Shares remain outstanding, the Corporation will not, without the consent of the holders of a majority of the Class 1 Preferred Shares (i) create or issue (by merger, reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on parity with the Class 1 Preferred Shares, (ii) issue any additional Class 1 Preferred Shares, (iii) change the rights, privileges, restrictions or conditions of the Class 1 Preferred Shares, (iv) increase or decrease the authorized number of Common Shares or Class 1 Preferred Shares, or (v) declare any dividends on any class of shares.
Governance and other Provisions
Pursuant to a new shareholders agreement to be entered into between Mitel, Francisco Partners, Dr. Matthews, EdgeStone and PTIC, the holders of the Class 1 Preferred Shares will have the right to nominate directors and to consent to certain transactions proposed to be taken by the Corporation. In addition, the holders of the Class 1 Preferred Shares will be entitled to receive periodic financial reports of the Corporation on a regular basis.

The Board of Directors believes that it is in the best interests of the Corporation to authorize the increase in the authorized share capital to create the Class 1 Preferred Shares.
The Board of Directors of the Corporation recommends that shareholders vote in favour of the special resolution to amend the articles of incorporation to effect the increase in the authorized capital, attached as Schedule C to this Management Proxy Circular (“Special Resolution No. 3”).
In order to be effective, Special Resolution No. 3 must be passed, with or without amendment, by the shareholders representing in the aggregate, not less than two-thirds (2/3) of the votes cast (in person or by proxy) by the holders of the Common Shares, the Series A Shares and the Series B Shares, voting together as a single class and also each voting separately as a class at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote FOR Special Resolution No. 3.
Notwithstanding such approval, the Board of Directors of the Corporation will be authorized, without further approval of the shareholders, to revoke Special Resolution No. 3 at any time before it becomes effective in accordance with the provisions of the CBCA.
Shareholders will have certain statutory rights of dissent (as described below under Part D Dissent Rights), with respect to Special Resolution No. 3.
5.	Special Resolution No. 4 – Decrease in Authorized Share Capital
Included in the business of the Meeting will be consideration of a Special Resolution No. 4 to decrease the authorized capital by cancelling the authorized and unissued Class A Shares, the authorized and unissued Class B Shares, the authorized and unissued Series A Shares and the authorized and unissued Series B Shares and the rights, privileges, restrictions and conditions attached to such shares immediately following and conditional upon the conversion of all the issued Series A Shares into Common Shares and Class 1 Preferred Shares and the conversion of all the issued Series B Shares into Common Shares.
The Class A Shares and the Class B Shares were created for the purpose of fulfilling the terms of certain equity financing transactions between the Corporation and certain institutional and other investors in 2004.
In connection with the Merger and Pre-Merger Transactions, the Series A Shares will be converted into Common Shares and Class 1 Preferred Shares pursuant to the terms of the Series A Shares (as amended) and the Series B Shares will be converted into Common Shares pursuant to the terms of the Series B Shares. As a result, there will be no issued Series A Shares and no issued Series B Shares remaining following consummation of the Pre-Merger Transactions. Since no Series A Shares or Series B Shares will remain outstanding following the Pre-Merger Transactions, and the Corporation does not intend to issue any more Series A Shares or Series B Shares, the Corporation is proposing to reduce its authorized capital by cancelling the Class A Shares, Series A Shares, Class B Shares and Series B Shares following their conversion in order to simplify the Corporation’s capital structure. The cancellation of the Class A Shares, the Class B Shares, the Series A Shares and the Series B Shares is a condition precedent to the Equity Financing.
The Board of Directors of the Corporation recommends that shareholders vote in favour of the special resolution to amend the articles of incorporation to effect the decrease in the authorized share capital, attached as Schedule D to this Management Proxy Circular (“Special Resolution No. 4”).
In order to be effective, Special Resolution No. 4 must be passed, with or without amendment, by the shareholders representing in the aggregate, not less than two-thirds (2/3) of the votes cast (in person or by proxy) by the holders of the Common Shares, the Series A Shares and the Series B Shares voting together as a single class and the holders of the Series A Shares and the holders of the Series B Shares each voting separately as a class at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote FOR Special Resolution No. 4.
Notwithstanding such approval, the Board of Directors of the Corporation will be authorized, without further approval of the shareholders, to revoke Special Resolution No. 4 at any time before it becomes effective in accordance with the provisions of the CBCA.

Series A and Series B shareholders will have certain statutory rights of dissent (as described below under Part D Dissent Rights), with respect to Special Resolution No. 4.
6.	Special Resolution No. 5 – Increase in Authorized Share Capital to create Class 2 Preferred Shares
The Corporation proposes to create a new class of preferred shares (the “Class 2 Preferred Shares”) issuable in series. The provision of the new Class 2 Preferred Shares, issuable in series, will permit the Board of Directors to designate and fix the rights, privileges, restrictions and conditions attaching to the shares of any series appropriate to the particular conditions and circumstances under which such shares are to be issued. The Corporation has no current intention to issue any Class 2 Preferred Shares. The Board of Directors believes that it is in the best interests of the Corporation to authorize the increase in the authorized share capital to create the Class 2 Preferred Shares so that the Corporation has the flexibility to create and issue a series of Class 2 Preferred Shares in the future without the need to call a shareholders meeting.
You are encouraged to read the rights, privileges, restrictions and conditions attributable to the Class 2 Preferred Shares as approved by the Board of Directors of the Corporation, which is attached as Appendix E-1 to Schedule E of this Management Proxy Circular.
The Board of Directors of the Corporation recommends that shareholders vote in favour of the special resolution to amend the articles of incorporation to effect the increase in the authorized capital, attached as Schedule E to this Management Proxy Circular (“Special Resolution No. 5”).
In order to be effective, Special Resolution No. 5 must be passed, with or without amendment, by the shareholders representing in the aggregate, not less than two-thirds (2/3) of the votes cast (in person or by proxy) by the holders of the Common Shares, the Series A Shares and the Series B Shares, voting together as a single class and also each voting separately as a class at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote FOR Special Resolution No. 5.
Notwithstanding such approval, the Board of Directors of the Corporation will be authorized, without further approval of the shareholders, to revoke Special Resolution No. 5 at any time before it becomes effective in accordance with the provisions of the CBCA.
Shareholders will have certain statutory rights of dissent (as described below under Part D Dissent Rights), with respect to Special Resolution No. 5.
7.	Other Matters
Management of the Corporation knows of no amendment or variation to the matters referred to in the Notice of Meeting and of no other business to be brought before the Meeting. If any amendment, variation or other business is properly brought before the Meeting, the form of proxy confers discretion on the persons named on the form of proxy to vote on any amendment or variation of the matters referred to in the notice of Meeting or any other business in accordance with their best judgment.
C.	INTEREST OF MANAGEMENT AND OTHERS IN MATTERS TO BE ACTED UPON
The Corporation entered into a shareholders agreement on April 23rd, 2004 with Mitel Systems Corporation, Zarlink, Mitel Knowledge Corporation, Wesley Clover, EdgeStone, PTIC and Dr. Matthews (the “Shareholders Agreement”). On June 30th, 2004, Mitel Systems Corporation and Wesley Clover amalgamated, continuing under the name of Wesley Clover. On November 1st, 2004, Mitel Knowledge Corporation transferred all shares held by it to and in favour of Celtic Tech Jet. Under an Assumption Agreement dated April 23rd, 2004, Celtic Tech Jet assumed, as required under the Shareholders Agreement, all of the obligations and rights of Mitel Knowledge Corporation under the Shareholders Agreement. The Shareholders Agreement contains provisions relating to the entitlement of EdgeStone to appoint two directors to the Board, and various other provisions respecting the management of the Corporation and dealings with the securities of the Corporation held by the shareholders which are parties to the Shareholders Agreement. Certain parties to the Shareholders Agreement, Wesley Clover and Celtic Tech Jet, are corporations controlled directly or indirectly by Dr. Matthews.

The Shareholders Agreement was amended on June 26, 2006 to change the date upon which shareholders could exercise put rights under the Shareholders Agreement. In contemplation of the Merger, the shareholders intend to amend the Shareholders Agreement (the “Second Amending Agreement”) to further amend the date and terms upon which each of Zarlink, PTIC and EdgeStone may exercise the put rights as set out in the Shareholders Agreement, as amended.
The Corporation also entered into a registration rights agreement (the “Registration Rights Agreement”) dated April 23rd, 2004, with Mitel Systems Corporation, Zarlkink, Mitel Knowledge Corporation, Wesley Clover, EdgeStone, PTIC, Dr. Matthews and Celtic Tech Jet by Assumption Agreement dated April 23rd, 2004. Pursuant to the Registration Rights Agreement, the Corporation covenanted to make certain arrangements with respect to the registration and/or the qualification for distribution of the shares held by such shareholders under the applicable securities laws of the United States and/or Canada.
As part of certain Pre-Merger Transactions to be consummated in order to simplify the Corporation’s existing equity and debt structure, the Corporation will enter into various agreements with the shareholders (as described above under Part B Special Business to be Transacted at the Meeting of this Circular).
Dr. Matthews, the Chairman of the Corporation, has a controlling interest, directly or indirectly, in the Corporation by way of his holdings of approximately 60.3% of the Series B Shares and his holdings in Wesley Clover and Celtic Tech Jet, which hold approximately 76.7% and 3.9%, respectively, of the outstanding Common Shares of the Corporation.
As described above under the heading “Security Ownership of Certain Beneficial Owners and Management”, Dr. Matthews is the holder of 40,897,750 Series B Shares which will be transferred to Wesley Clover and subsequently converted into Common Shares (as described above under Part B Special Business to be Transacted at the Meeting). Wesley Clover is the holder of the 2006 Warrants to acquire Common Shares that will be transferred to Dr. Matthews and repurchased by the Corporation for an aggregate purchase price of US$20,000,000 (as described above under Part B Special Business to be Transacted at the Meeting). Celtic Tech Jet is the holder of 4,555,169 Common Shares.
Furthermore, as described above under the heading “Security Ownership of Certain Beneficial Owners and Management”, EdgeStone is the holder of 20,000,000 Series A Shares that will be converted, in accordance with their terms, as amended, into Common Shares and Series 1 Preferred Shares (as described above under Part B Special Business to be Transacted at the Meeting). In addition, the stated capital account maintained for the Series A Shares held by EdgeStone will be reduced for the purpose of distributing to EdgeStone the amount maintained in the stated capital account for the Series A Shares. EdgeStone is also the holder of the Series 2 Warrants and the Corporation proposes to terminate the Series 2 Warrants (as described above under Part B Special Business to be Transacted at the Meeting). EdgeStone also owns warrants that entitle EdgeStone to purchase up to 5,000,000 Common Shares at an exercise price of $1.25 per share which are unaffected by the Equity Financing, the Debt Financing and the Merger.
As described above under the heading “Security Ownership of Certain Beneficial Owners and Management”, PTIC is the holder of 16,000,000 Series B Shares that will be converted, in accordance with their terms, into Common Shares (as described above under Part B Special Business to be Transacted at the Meeting). Following this conversion, the Corporation intends to purchase for cancellation 13,456,043 Common Shares held by PTIC as a result of the exercise of the put rights held by PTIC (as described above under Part B Special Business to be Transacted at the Meeting). Following the purchase of the shares from PTIC, PTIC will continue to hold 13,456,042 Common Shares.
Zarlink is the holder of 10,000,000 Common Shares, that the Corporation intends to purchase for cancellation as a result of the exercise of put rights held by Zarlink (as described above under Part B Special Business to be Transacted at the Meeting). Following the purchase of the Common Shares held by Zarlink, Zarlink will no longer hold any Shares of the Corporation.
Dr. Matthews, (a director, officer and significant shareholder of the Corporation, Wesley Clover and Celtic Tech Jet), Kirk K. Mandy, (a director and officer of Zarlink), and Gilbert S. Palter and Guthrie J. Stewart (each a partner of EdgeStone) each disclosed and declared an interest in certain matters contemplated pursuant to the Pre-Merger

Transactions. The Board of Directors determined that the matters contemplated by the Pre-Merger Transactions were reasonable and fair to the Corporation and pursuant to the provisions of the CBCA, that Messrs. Matthews, Mandy, Palter and Stewart were to be regarded as interested in certain matters contemplated by the Pre-Merger Transactions. The Board of Directors determined that as directors of the Corporation, Messrs. Matthews, Mandy, Palter and Stewart were not entitled to vote as directors of the Corporation on the following matters contemplated by the Pre-Merger Transactions:
(a)	Dr. Matthews did not vote as a director of the Corporation on any matters relating to himself, Wesley Clover or Celtic Tech Jet including the Matthews Warrant Repurchase, Voting and Conversion Agreement (as described above under Part B Special Business to be Transacted at the Meeting to this Circular);

(b)	Kirk K. Mandy did not vote as a director of the Corporation on any matters relating to Zarlink, including the Zarlink Common Share Repurchase and Voting Agreement (as described above under Part B Special Business to be Transacted at the Meeting to this Circular); and

(c)	Gilbert S. Palter and Guthrie J. Stewart did not vote as directors of the Corporation on any matters relating to EdgeStone, including the EdgeStone Return of Capital, Voting and Conversion Agreement (as described above under Part B Special Business to be Transacted at the Meeting to this Circular).
Other than the information set out elsewhere in this Circular, none of the directors or senior officers of the Corporation, none of the persons who have been directors or senior officers of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except to the extent that such persons may be involved in the normal business of the Meeting or the general affairs of the Corporation.
D.	DISSENT RIGHTS
The following discussion of the dissent rights (the “Dissent Rights”) of shareholders, as referenced in this Management Proxy Circular under “Special Business to be Transacted at the Meeting”, is not a comprehensive description of the procedures to be followed with respect to Dissent Rights and is qualified in its entirety by reference to the full text of Section 190 of the CBCA, which text is attached as Schedule F to this Management Proxy Circular. Shareholders who intend to exercise their Dissent Rights in respect of Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5 should seek legal advice and carefully consider and comply with the provisions of section 190 of the CBCA. Failure to comply with the provisions of Section 190 of the CBCA may result in the loss of all Dissent Rights under that section.
Pursuant to Section 190 of the CBCA, a registered holder of Series A Shares and a registered holder of Series B Shares is each entitled to dissent and to be paid the fair value of his, her or its Series A Shares or Series B Shares if Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4, or Special Resolution No. 5, to which their dissent rights apply is adopted, provided the Board of Directors has not revoked Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4, or Special Resolution No. 5, before the action approved thereby becomes effective, and further provided that the shareholder delivers to the Corporation a written objection to such special resolution at or before the Meeting and otherwise complies with the steps set forth in Section 190 of the CBCA.
Further, pursuant to Section 190 of the CBCA, a registered holder of Common Shares is entitled to dissent and to be paid the fair value of his, her or its shares if Special Resolution No. 1, Special Resolution No. 3 or Special Resolution No. 5, as the case may be, to which their dissent rights apply is adopted, provided that the Board of Directors of the Corporation has not revoked Special Resolution No. 1, Special Resolution No. 3 or Special Resolution No. 5 before the action approved thereby becomes effective, and further provided that the shareholder delivers to the Corporation a written objection to such special resolution at or before the Meeting and otherwise complies with the steps set forth in Section 190 of the CBCA.
Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a shareholder may only exercise the Dissent Rights under section 190 in respect of all of the shares which are registered in that shareholder’s name. In many cases, shares beneficially owned by a person are registered in the name of an intermediary that the non-registered shareholder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered educational savings plans and similar plans, and their nominees). Accordingly, a non-registered shareholder will not be entitled to exercise Dissent Rights directly unless the shares are re-registered in the non-registered shareholder’s name. A non-registered shareholder who wishes to exercise Dissent Rights should immediately contact the intermediary with whom the non-registered shareholder deals in respect of his, her or its shares and either: (i) instruct the intermediary to exercise Dissent Rights on the non-registered shareholder’s behalf; or (ii) instruct the intermediary to re-register the shares in the name of the non-registered shareholder, in which case the non-registered shareholder would be required to exercise the Dissent Rights directly.
A vote against Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5 does not constitute a written objection to Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5, as the case may be, for purposes of the exercise of Dissent Rights. A shareholder is not entitled to exercise Dissent Rights with regard to Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5 if the shareholder votes any of the shares beneficially owned by the shareholder in favour of Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5, as the case may be. A shareholder is entitled to exercise Dissent Rights with regard to Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 and Special Resolution No. 5 with respect to any shares beneficially owned if the shareholder either does not vote such shares and/or votes such shares against Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5 and the shareholder completes all of the steps required by Section 190 of the CBCA.
A shareholder who complies with each of the steps required to validly exercise Dissent Rights is entitled to be paid the fair value, as determined under the procedures outlined below, of the shares in respect of which such shareholder dissents, determined as of the close of business on the day before Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5 is adopted. The fair value of shares as determined for such purpose pursuant to such procedures may not necessarily be the same as, and could vary significantly from, the fair market value of the shares.
In order to dissent validly, a shareholder must:
(i)	provide the Corporation with a written objection to Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5, as the case may be, at or before the Meeting;

(ii)	within twenty (20) days after receipt from the Corporation of notice that Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5 has been adopted or, if such shareholder does not receive such notice, within twenty (20) days after such shareholder learns that Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5 has been adopted, send to the Corporation a written notice containing:
(A)	the shareholder’s name and address;

(B)	the number of shares in respect of which such shareholder dissents; and

(C)	a demand for payment of the fair value of such shares; and
(iii)	within thirty (30) days after sending the notice containing the demand for payment, send to the Corporation the certificate(s) representing such shares.
A dissenting shareholder, upon sending the notice containing the demand for payment, ceases to have any other rights as a shareholder unless the dissenting shareholder withdraws the notice before the Corporation makes an offer to pay for the shares, or the Corporation fails to make such an offer and the dissenting shareholder withdraws his, her or its notice, or the Board of Directors of the Corporation revokes Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5, as the case may be, in which case such shareholder’s rights as a shareholder will be reinstated as of the day on which the shareholder sent the notice demanding payment.
The Corporation must, within ten (10) days after Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5 is adopted, send to each shareholder who has filed the written objection referred to above, notice that Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5 has been adopted. Not more than seven (7) days after the later of the date Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5, as the case may be, was adopted and the date of receipt of the dissenting shareholder’s demand for payment, the Corporation must also send an offer to each dissenting shareholder to acquire such shareholder’s shares at a price considered by the Board of Directors of the Corporation to be their fair value. If the offer is accepted, payment must be made within ten (10) days after acceptance. Any such offer lapses if not accepted by the shareholder within thirty (30) days after it is made. If the Corporation fails to make an offer, or if the dissenting shareholder fails to accept the Corporation’s offer, the Corporation may, within thirty (30) days after the date Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5, as the case may be, was adopted or such further period as a court may allow, apply to a court to fix the fair value of the shares of dissenting shareholders. If the Corporation fails to make such application, dissenting shareholders may make a similar application within a further period of twenty (20) days or such further period as a court may allow.
The foregoing is a summary only of the principal provisions of Section 190 of the CBCA. Any shareholder desiring to exercise Dissent Rights should seek legal advice since failure to comply strictly with the procedures set forth in that section may prejudice his, her or its rights thereunder.
Pursuant to the terms of each of Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 and Special Resolution No. 5, the Board of Directors of the Corporation will be authorized, without further approval of the shareholders, to revoke Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5 at any time before the action approved by Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5, as the case may be, becomes effective. If Dissent Rights are exercised in respect of a significant number of shares, such that the Board of Directors of the Corporation concludes that it would not be desirable to proceed with Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5, the Board of Directors of the Corporation may decide to revoke Special Resolution No. 1, Special Resolution No. 3, Special Resolution No. 4 or Special Resolution No. 5 before the action approved by such special resolution becomes effective.
CERTIFICATE
The contents and the distribution of this Circular have been approved by the Board of Directors of the Corporation.
DATED May 25th, 2007 on behalf of the Board of Directors.
“Don Smith”
Donald W. Smith
Chief Executive Officer
Ottawa, Ontario, Canada

SCHEDULE A
SPECIAL RESOLUTION NO. 1
RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:
1.	The Articles of the Corporation be amended to remove Article 5.1 of Schedule A in its entirety and substitute the following:

“5.1 Optional Conversion Rights

Each Series A Share is convertible, at any time and from time to time at the option of the Series A Holder into 0.2679946 of a Common Share and 0.000871 of a Class 1 Convertible Preferred Share” without payment of additional consideration.

2.	A director or officer of the Corporation is authorized and directed to take all such action and execute all such documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

3.	Notwithstanding the approval of this special resolution by the shareholders of the Corporation, the directors of the Corporation are hereby authorized, without further approval of the shareholders of the Corporation, to revoke this special resolution for any reason, including if dissent rights under the Canada Business Corporations Act are exercised in respect of a significant number of shares such that the Board of Directors of the Corporation concludes that it would not be desirable to proceed with this special resolution, at any time before the action approved by this special resolution becomes effective.

SCHEDULE B
SPECIAL RESOLUTION NO. 2
RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:
1.	The stated capital of the Corporation be reduced by $20,000,000, by deducting that amount from the stated capital account maintained by the Corporation for its Series A Shares.

2.	An amount equal to the reduction of stated capital referred to in paragraph 1 be distributed in cash to the holders of the Series A Shares of the Corporation on a date to be determined by the Board of Directors.

3.	Any one director or officer of the Corporation is authorized and directed to take any actions and execute any documents, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

4.	Notwithstanding the approval of the matters provided for herein, the Board of Directors of the Corporation is hereby authorized, without further approval of the shareholders of the Corporation, to revoke this special resolution for any reason, at any time before the action approved by this special resolution becomes effective.

SCHEDULE C
SPECIAL RESOLUTION NO. 3
RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:
1.	The Articles of the Corporation be amended to increase the authorized capital by the creation of a new class of an unlimited number of preferred shares to be known as the Class 1 Convertible Preferred Shares, and having the rights, privileges, restrictions and conditions as set forth in Appendix C-1 hereto.

2.	Any one director or officer of the Corporation is authorized and directed to take any actions and execute any documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

3.	Notwithstanding the approval of this special resolution by the shareholders of the Corporation, the directors of the Corporation are hereby authorized, without further approval of the shareholders of the Corporation, to revoke this special resolution for any reason, including if dissent rights under the Canada Business Corporations Act are exercised in respect of a significant number of shares such that the Board of Directors of the Corporation concludes that it would not be desirable to proceed with this special resolution, at any time before the action approved by this special resolution becomes effective.

APPENDIX C-1
TO SCHEDULE C
CLASS 1 CONVERTIBLE PREFERRED SHARE PROVISIONS
The Class 1 Convertible Preferred Shares of the Corporation shall consist of an unlimited number of shares which shall be designated as the Class 1 Convertible Preferred Shares (the “Class 1 Shares”) and which shall have attached thereto the rights, privileges, restrictions and conditions set forth herein.
ARTICLE 1
INTERPRETATION
1.1 Definitions
For purposes of these Class 1 Share provisions:
(a)	“AC Value” per Class 1 Share means US$1,000.00 plus an amount equal to 8% per annum thereon from the Original Issuance Date of such Class 1 Share to the date of determination (utilizing a year of 360 days) and compounded annually. For example, the AC Value of a Class 1 Share would be US$1,040.00 on the six-month anniversary of its Original Issuance Date, US$1,123.20 on the 18-month anniversary of its Original Issuance Date and US$1,181.95 on the 26-month anniversary of its Original Issuance Date, subject to adjustment as provided herein.

(b)	“Act” means the Canada Business Corporations Act, as amended.

(c)	“Affiliate” of a Person means any Person that would be considered to be an “affiliated entity” of such first-mentioned Person under National Instrument 45-106 – Prospectus and Registration Exemptions, as in effect on the Original Issuance Date.

(d)	“Available Funds” has the meaning set out in Section 7.1(a)(i).

(e)	“Board of Directors” means the board of directors of the Corporation.

(f)	“Business Day” means any day, other than a Saturday or Sunday, on which chartered banks in Ottawa, Ontario or San Francisco, California are open for commercial banking business during normal banking hours.

(g)	“Change of Control Event” means:
(i)	the sale, lease, exclusive and irrevocable license, abandonment, transfer or other disposition of all or substantially all of the assets of the Corporation to a Person or “group” of Persons unless the shareholders of the Corporation immediately prior to the transaction own more than 50% of the voting power represented by issued and outstanding shares of capital stock of such Persons following the transaction; or

(ii)	(A) a merger, amalgamation, business combination or similar transaction, however structured, of the Corporation with another corporation (other than with a Subsidiary of the Corporation where the shareholders of the Corporation immediately prior thereto own the same percentage of the Person surviving such merger as they did of the Corporation immediately prior thereto), (B) a statutory arrangement involving the Corporation or (C) any other transaction involving the Corporation, whether by a single transaction or series of transactions, pursuant to which, in the case of (A), (B) or (C) above, any Person or “group” of Persons (as defined under the U.S. Securities Exchange Act), together with his or its Affiliates hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Act) of 50% of the voting power represented by issued and outstanding shares in the capital of the Corporation unless the shareholders of the Corporation immediately prior to such single transaction or series of transactions own more than 50% of the voting power represented by issued and outstanding shares in the capital of the Corporation following such single transaction or series of transactions;
provided, however, that the Class 1 Majority Holders shall have the right, on behalf of all Class 1 Holders, to waive the treatment of any of such event as a “Change of Control Event” (provided that any such waiver must be in writing signed by the Class 1 Majority Holders and shall only be effective as to the particular event in respect of which the waiver is executed).
(h)	“Class 1 Holders” means the holders of Class 1 Shares and “Class 1 Holder” means any one of them.

(i)	“Class 1 Majority Holders” means, as of the relevant time of reference, one or more Class 1 Holders of record who hold collectively more than 50% of the outstanding Class 1 Shares.

(j)	“Class 1 Redemption Amount” means, with respect to a Class 1 Share, an amount in cash equal to (i) in the case of a redemption at the election of the Class 1 Majority Holders pursuant to Section 7.1(a) after the Redemption Trigger Date but before the seventh anniversary from the Original Issuance Date, the NA Value, or (ii) in the case of a redemption at the election of the Corporation pursuant to Section 7.1(a) after the Redemption Trigger Date but before the seventh anniversary from the Original Issuance Date or a mandatory redemption on or after the seventh anniversary of the Original Issuance Date pursuant to Section 7.1(b), the TR Value.

(k)	“Class 1 Shares” means the Class 1 Convertible Preferred Shares in the capital of the Corporation.

(l)	“Common Shares” means the common shares in the capital of the Corporation.

(m)	“Consideration Per Share” means:
(i)	in respect of the issuance of Common Shares, an amount equal to:
(A)	the total consideration received by the Corporation for the issuance of such Common Shares, divided by

(B)	the number of such Common Shares issued;
(ii)	in respect of the issuance of Derivative Securities, an amount equal to:
(A)	the total consideration received by the Corporation for the issuance of such Derivative Securities plus the minimum amount of any additional consideration payable to the Corporation upon exercise, conversion or exchange of such Derivative Securities; divided by

(B)	the maximum number of Common Shares that would be issued if all such Derivative Securities were exercised, converted or exchanged in accordance with their terms on the effective date of the relevant calculation, provided, however, that if the amount determined in accordance with this clause (ii) equals zero in respect of any particular issuance of Derivative Securities, then the “Consideration Per Share” in respect of such issuance shall be the amount as may be determined by the agreement in writing of the Corporation and the Class 1 Majority Holders. In the event that the Corporation and the Class 1 Majority Holders do not agree on such amount, the Corporation shall not issue such Derivative Securities.
(n)	“Control” means, with respect to any Person at any time:

(i)	holding, as owner or other beneficiary, other than solely as the beneficiary of an unrealized security interest, directly or indirectly through one or more intermediaries (A) more than fifty percent (50%) of the voting securities of that Person, or (B) securities of that Person carrying votes sufficient to elect or appoint the majority of individuals who are responsible for the supervision or management of that Person; or

(ii)	the exercise of de facto control of that Person whether direct or indirect and whether through the ownership of securities, by contract or trust or otherwise, and the term “Controlled” has a corresponding meaning.
(o)	“Conversion Date” means the date on which the documentation set out in Section 5.6(a) is received by the Corporation.

(p)	“Conversion Value” means the number determined in accordance with Article 6.

(q)	“Corporation” means Mitel Networks Corporation.

(r)	“day” or “days” means calendar day or calendar days, unless otherwise noted.

(s)	“Derivative Securities” means:
(i)	all shares and other securities that are convertible into or exercisable or exchangeable for Common Shares (including the Class 1 Shares); and

(ii)	all options, warrants and other rights to acquire Common Shares or securities directly or indirectly convertible into or exercisable or exchangeable for Common Shares.
(t)	“Designated Debt” means indebtedness of the Corporation which both (i) precludes the payment of all or a portion of the Class 1 Redemption Amount when due and (ii) with respect to which the Class 1 Majority Holders have agreed in writing constitutes “Designated Debt” for the purposes of these Articles.

(u)	“Excluded Issuances” has the meaning set out in Section 6.4.

(v)	“Fair Market Value” means:
(i)	in respect of assets other than securities, the fair market value thereof as determined in good faith by the Board of Directors, provided, however, that if the Class 1 Majority Holders object in writing to any such determination within 10 days of receiving notice of such determination, the fair market value will be determined by an independent and qualified investment banking or business valuation firm mutually agreeable to the Board of Directors and the Class 1 Majority Holders, whose decision is final and binding on all Persons (the costs of which shall be borne by the Corporation);

(ii)	in respect of Common Shares, the fair market value thereof, as determined in accordance with Exhibit “1” attached to these Class 1 Share provisions; and

(iii)	in respect of securities other than Common Shares:
(A)	if such securities are not subject to any statutory hold periods or contractual restrictions on transfer:
(1)	if traded on one or more securities exchanges or markets, the weighted average of the closing prices of such securities on the exchange or market on which the securities are primarily traded over the 20 day period ending three days prior to the relevant date;

(2)	if actively traded over-the-counter, the weighted average of the closing bid or sale prices (whichever are applicable) over the 20 day period ending three days prior to the relevant date; or

(3)	if there is no active public market, the fair market value of such securities as determined in good faith by the Board of Directors, but no discount or premium is to be applied to their valuation on the basis of the securities constituting a minority block or a majority block of securities, or
(B)	if such securities are subject to statutory hold periods or contractual restrictions on transfer, or both, the fair market value of such securities as determined by applying an appropriate discount, as determined in good faith by the Board of Directors, to the value as calculated in accordance with clause (A) above, provided, however, that if the Class 1 Majority Holders object in writing to any determination of the Board of Directors made under clause (A) or (B) above within 10 days of receiving notice of such determination, the applicable fair market value and/or discount, as the case may be, will be determined by an independent investment banking or business valuation firm mutually agreeable to the Board of Directors and the Class 1 Majority Holders, as the case may be, whose decision is final and binding on all Persons (the costs of which shall be borne by the Corporation).
(w)	“Junior Shares” has the meaning set out in Section 4.1(a)(i).

(x)	“Liquidation Event” means a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(y)	“NA Value” per Class 1 Share means US$970.35 plus an amount equal to 8% per annum thereon from the Original Issuance Date of such Class 1 Share to the date of determination (utilizing a year of 360 days) and compounded annually. For example, the NA Value of a Class 1 Share would be US $1,009.16 on the six-month anniversary of its Original Issuance Date, US $1,089.90 on the 18-month anniversary of its Original Issuance Date and US $1,146.91 on the 26-month anniversary of its Original Issuance Date, subject to adjustment as provided herein.

(z)	“Original Issuance Date” means, in respect of Class 1 Shares, the date on which the first Class 1 Shares are first issued.

(aa)	“Person” includes any individual, sole proprietorship, partnership, limited partnership, firm, joint venture, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, corporation, government, government regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau or court, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator, or other legal representative.

(bb)	“Qualified IPO” means a public offering of Common Shares at a Qualified IPO Price Per Share in which:
(i)	the aggregate cash proceeds to the Corporation are not less than US$100,000,000 (before deducting expenses, underwriting discounts and commissions); and

(ii)	immediately following the closing of the public offering, the Common Shares are listed and posted for trading, traded or quoted on the Toronto Stock Exchange, the New York Stock Exchange or the NASDAQ Stock Market, LLC.

(cc)	“Qualified IPO Price Per Share” means the value per Class 1 Share on an as-if-converted to Common Shares basis is greater than or equal to (i) 150% of the NA Value if the initial public offering is completed on or prior to the one year anniversary of the Original Issuance Date, (ii) 175% of the NA Value if the initial public offering is completed after the first anniversary of the Original Issuance Date, but on or before the second anniversary of the Original Issuance Date, and (iii) 200% of the NA Value if the initial public offering is completed after the second anniversary of the Original Issuance Date.

(dd)	“Redemption Trigger Date” means that date which is five years plus one day after the Original Issuance Date; or such later date as the Corporation and the Class 1 Majority Holders may agree in writing.

(ee)	“Stock Split” means:
(i)	the issuance of Common Shares as a dividend or other distribution on outstanding Common Shares;

(ii)	the subdivision of outstanding Common Shares into a greater number of Common Shares; or

(iii)	the combination of outstanding Common Shares into a smaller number of Common Shares.
(ff)	“Subsidiary” has the meaning ascribed thereto in the Act on the Original Issuance Date.

(gg)	“TR Value” for a Class 1 Share means the greater of (i) the NA Value and (ii) the value of the Common Shares into which such Class 1 Share is convertible immediately prior to the relevant date of determination, plus, in each case, any declared but unpaid dividends owing under Section 3.1.
1.2 “As-if-converted to Common Shares Basis”
For purposes of these Class 1 Share provisions, where a calculation is required to be made on an “as-if-converted to Common Shares basis”, such calculation will be made by determining (in each case as of the applicable date for the determination):
(a)	in respect of a Class 1 Share, the number of whole Common Shares into which such Class 1 Share is then convertible pursuant to these Class 1 Share provisions; and

(b)	in respect of any other Derivative Securities, the number of whole Common Shares into which such securities are then convertible, exchangeable or exercisable.
ARTICLE 2
VOTING RIGHTS
2.1 Entitlement to Vote and Receive Materials
(a)	Except as otherwise expressly provided in these Class 1 Share provisions, or as provided by applicable law, each Class 1 Holder is entitled to vote on all matters submitted to a vote or consent of shareholders of the Corporation.

(b)	Each Class 1 Holder is entitled to receive copies of all notices and other materials sent by the Corporation to its shareholders relating to meetings and written actions to be taken by shareholders in lieu of a meeting. All such notices and other materials shall be sent to the Class 1 Holders concurrently with delivery to the other shareholders.

2.2 Number of Votes
(a)	Each Class 1 Share entitles the Class 1 Holder to the number of votes per share equal to the quotient obtained by dividing the AC Value by the Conversion Value, as adjusted from time to time in accordance with Article 6.

(b)	For purposes of determining the number of votes for each Class 1 Share calculated in accordance with Section 2.2(a), the determination shall be made as of the record date for the determination of shareholders entitled to vote on such matter, or if no record date is established, the date such vote is taken or any written consent of shareholders is solicited, and shall be calculated based on the Conversion Value in effect on that date.
2.3 Single Class
Except as otherwise provided herein, or except as provided by applicable law, the Class 1 Holders will vote together with the holders of Common Shares and any other series or class of shares entitled to vote on such matters as a single class on all matters submitted to a vote of shareholders of the Corporation.
2.4 Exception to Single Class
In addition to any other approvals required by applicable law, any addition to, change to or removal of any right, privilege, restriction or condition attaching to the Class 1 Shares as a class requires the affirmative vote or written approval of the Class 1 Majority Holders.
ARTICLE 3
DIVIDENDS
3.1 Dividends
The Class 1 Holders shall be entitled to receive, in respect of the Class 1 Shares, dividends if, as, and when declared by the Board of Directors out of the monies of the Corporation properly applicable to payment of dividends in the amount of any dividends that the Class 1 Holders would have received by way of dividends paid on the Common Shares on an as-if-converted to Common Shares basis, such payment to be made concurrently with the payment of any dividends on the Common Shares.
3.2 Priority of Dividends
(a)	No dividend or other distribution (other than a stock dividend giving rise to an adjustment under Section 6.5) will be paid or set apart for payment in respect of any share of any other class or series unless a dividend is concurrently paid (or set apart for future payment thereof) in respect of each outstanding Class 1 Share in an amount at least equal to the product of:
(i)	the amount of the dividend per share paid in respect of the shares of such other class or series (calculated on an as-if-converted to Common Shares basis); and

(ii)	the number of Common Shares into which each Class 1 Share is then convertible.
ARTICLE 4
LIQUIDATION PREFERENCE
4.1 Payment of Liquidation Preference
(a)	Subject to the limitation in Section 4.1(b), upon the occurrence of a Liquidation Event or Change of Control Event the Class 1 Holders are entitled to receive the following amounts:
(i)	Preference on a Liquidation Event. Upon the occurrence of a Liquidation Event, the Class 1 Holders are entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, before any payment shall be made to the holders of any Common Shares or any other class or series of shares ranking on liquidation, dissolution or winding-up of the Corporation junior to the Class 1 Shares (collectively, the “Junior Shares”), an amount per Class 1 Share equal to the TR Value. If, upon such a Liquidation Event, the assets of the Corporation available for distribution to the Corporation’s shareholders shall be insufficient to pay the Class 1 Holders the full amount to which they are entitled as set out above, the holders of Class 1 Shares shall share rateably in any amount remaining available for distribution in proportion to the respective amounts which would otherwise have been payable on or in respect of the Class 1 Shares held by them if all amounts payable on or in respect of such Class 1 Shares were paid in full.

(ii)	Preference on a Change of Control Event. Upon the occurrence of a Change of Control Event, the Class 1 Holders are entitled to receive an amount of cash, securities or other property per Class 1 Share, before any payment shall be made to the holders of Junior Shares, equal to the TR Value. If upon the occurrence of a Change of Control Event, the cash, securities or other property available for payment to the Corporation’s shareholders shall be insufficient to pay the Class 1 Holders the full amount to which they are entitled as set out above, the holders of Class 1 Shares shall share rateably in any such payment in proportion to the respective amounts which would otherwise have been payable on or in respect of the Class 1 Shares held by them if all amounts payable on or in respect of such Class 1 Shares were paid in full
(b)	In the event of any Liquidation Event or Change of Control Event:
(i)	the Corporation will not permit such Liquidation Event or Change of Control Event to occur unless the transaction (or series of transactions) provides for a payment to the Class 1 Holders in connection therewith of their full entitlements pursuant to Section 4.1(a); or

(ii)	if the Corporation cannot prevent such Liquidation Event or Change of Control Event from occurring, the Corporation shall, subject to applicable laws, pay to the Class 1 Holders the full amount of their entitlements pursuant to Section 4.1(a) or, if the Corporation cannot legally pay such amount in full, the amount it is legally able to pay shall be paid and the balance shall increase at the rate of 15% per annum, compounded annually until such amount is paid, and the Corporation shall not pay any amounts or make any other distributions in respect of any other class or series of its shares until such entitlements are fully paid.
(c)	The Corporation will not permit any transaction (or series of transactions) that would constitute, a “Change of Control Event”, to occur unless the transaction (or series of transactions) provides for a payment to the Class 1 Holders in connection therewith of the their full entitlements pursuant to Section 4.1(a)(ii).
4.2 Distribution Other than Cash
In the case of a Liquidation Event or Change of Control Event that involves a distribution other than in cash, the Class 1 Holders may in any event elect to receive any distribution or payment to which they are entitled in cash, to the extent available. The value of the securities or other property for this purpose shall be their Fair Market Value.
4.3 Notice and Right to Convert Prior to Liquidation Event or Change of Control Event
The Corporation shall provide notice in accordance with the provisions of Section 8.2 to each Class 1 Holder, at the earliest practicable time, of the date on which a proposed or reasonably anticipated Liquidation Event or Change of Control Event shall take place. Such notice shall also specify the estimated payment date, the amount to which the Class 1 Holders would be entitled and the place where such payments are to be made. The Class 1 Holders shall have the right to convert into Common Shares immediately prior to a Liquidation Event or Change of Control Event.

ARTICLE 5
CONVERSION
5.1 Optional Conversion Rights
Each Class 1 Share is convertible, at any time and from time to time at the option of the Class 1 Holder and without payment of additional consideration, into Common Shares.
5.2 Automatic Conversion
The Class 1 Shares shall automatically convert into Common Shares:
(a)	immediately prior to, and conditional upon, the closing of a Qualified IPO; or

(b)	with the affirmative vote or written consent of the Class 1 Majority Holders.
5.3 Conversion Rate
The number of Common Shares into which each Class 1 Share is convertible is equal to the quotient obtained by dividing the AC Value by the Conversion Value, as adjusted from time to time in accordance with Article 6. On the Original Issuance Date, each Class 1 Share will initially be convertible into 759.8207 Common Shares, but the number of Common Shares into which a Class 1 Share will convert will adjust in accordance with increases in the AC Value and, pursuant to adjustment from time to time in accordance with Article 6.
5.4 Effective Date and Time of Conversion
Conversion is deemed to be effected:
(a)	in the case of an optional conversion pursuant to Section 5.1, immediately prior to the close of business on the Conversion Date;

(b)	in the case of automatic conversion pursuant to Section 5.2(a), immediately prior to the closing of the Qualified IPO;

(c)	in the case of automatic conversion pursuant to Section 5.2(b), at the time and on the date specified by the Class 1 Majority Holders; and

(d)	notwithstanding any delay in the delivery of certificates representing the Common Shares into which the Class 1 Shares have been converted.
5.5 Effect of Conversion
Upon the conversion of the Class 1 Shares:
(a)	the rights of a Class 1 Holder as a holder of the Class 1 Shares shall cease; and

(b)	each Person in whose name any certificate for Common Shares is issuable upon such conversion is deemed to have become the holder of record of such Common Shares.
5.6 Mechanics of Optional Conversion
(a)	To exercise optional conversion rights under Section 5.1, a Class 1 Holder must:
(i)	give written notice to the Corporation at its principal office or the office of any transfer agent for the Common Shares:
(A)	stating that the Class 1 Holder elects to convert such shares; and

(B)	providing the name or names (with address or addresses) in which the certificate or certificates for Common Shares issuable upon such conversion are to be issued;
(ii)	surrender the certificate or certificates representing the shares being converted to the Corporation at its principal office or the office of any transfer agent for the Common Shares; and

(iii)	where the Common Shares are to be registered in the name of a Person other than the Class 1 Holder, provide evidence to the Corporation of proper assignment and transfer of the surrendered certificates to the Corporation, including evidence of compliance with applicable Canadian and United States securities laws and any applicable shareholders agreement.
(b)	As soon as reasonably practicable, but in any event within 10 days after the Conversion Date, the Corporation will issue and deliver to the Class 1 Holder a certificate or certificates in such denominations as such Class 1 Holder requests for the number of full Common Shares issuable upon the conversion of such Class 1 Shares, together with cash in respect of any fractional Common Shares issuable upon such conversion in accordance with Section 5.8.
5.7 Mechanics of Automatic Conversion
(a)	Upon the automatic conversion of any Class 1 Shares into Common Shares, each Class 1 Holder must surrender the certificate or certificates formerly representing that Class 1 Holder’s Class 1 Shares at the principal office of the Corporation or the office of any transfer agent for the Common Shares.

(b)	Upon receipt by the Corporation of the certificate or certificates, the Corporation will issue and deliver to such Class 1 Holder, promptly at the office and in the name shown on the surrendered certificate or certificates, a certificate or certificates for the number of Common Shares into which such Class 1 Shares are converted, together with cash in respect of any fractional Common Shares issuable upon such conversion in accordance with Section 5.8.

(c)	The Corporation is not required to issue certificates evidencing the Common Shares issuable upon conversion until certificates formerly evidencing the converted Class 1 Shares are either delivered to the Corporation or its transfer agent, or the Class 1 Holder notifies the Corporation or such transfer agent that such certificates have been lost, stolen or destroyed, and executes and delivers an agreement to indemnify the Corporation from any loss incurred by the Corporation in connection with the loss, theft or destruction.

(d)	If the Board of Directors expects, acting reasonably, that the Class 1 Shares will automatically convert, the Corporation will, at least 20 days before the date it reasonably believes will be the date of the automatic conversion, send by prepaid priority overnight courier or deliver to each Person who at the date of mailing or delivery is a registered Class 1 Holder, a notice in writing of the intention of the Corporation to automatically convert such shares. That notice shall be sent or delivered to each Class 1 Holder at the last address of that Class 1 Holder as it appears on the securities register of the Corporation, or in the event the address of any such Class 1 Holder does not so appear, then to the last address of that Class 1 Holder known to the Corporation. Accidental failure or omission to give that notice to one or more Class 1 Holder(s) will not affect the validity of such conversion, but if that failure or omission is discovered, notice shall be given promptly to any Class 1 Holder that was not given notice. That notice will have the same force and effect as if given in due time. The notice will set out the basis under Section 5.2 for such automatic conversion, the number of Class 1 Shares held by the Person to whom it is addressed which are to be converted (if known), the number of Common Shares into which those Class 1 Shares will be converted, the expected date of closing of the Qualified IPO, if applicable, and the place or places in Canada at which Class 1 Holders may present and surrender the certificate or certificates representing its Class 1 Shares for conversion.

5.8 Fractional Shares
No fractional Common Shares will be issued upon conversion of Class 1 Shares. Instead of any fractional Common Shares that would otherwise be issuable upon conversion of Class 1 Shares, the Corporation will pay to the Class 1 Holder a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Fair Market Value per Common Share (as determined in good faith by the Board of Directors) on the effective date of the conversion. For greater certainty, all of a Class 1 Holder’s Class 1 Shares will be aggregated for purposes of calculating any fractional Common Share resulting from a conversion.
5.9 Partial Conversion
If some but not all of the Class 1 Shares represented by a certificate or certificates surrendered by a Class 1 Holder are converted, the Corporation will execute and deliver to or on the order of the Class 1 Holder, at the expense of the Corporation, a new certificate representing the number of Class 1 Shares that were not converted.
ARTICLE 6
CONVERSION VALUE
6.1 Initial Conversion Value
The initial Conversion Value is equal to US$1.3161 and remains in effect until the Conversion Value is adjusted in accordance with the provisions of this Article 6.
6.2 Adjustments for Dilution
     If, following the Original Issuance Date, the Corporation issues any additional Common Shares or Derivative Securities (other than Excluded Issuances or in connection with an event to which Section 6.5, 6.6 or 6.7 applies) for a Consideration Per Share that is less than the Conversion Value in effect immediately prior to such issuance, then the Conversion Value in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

CV2	= CV1 (A+B) / (A+C), where:

CV2	= New Conversion Value after giving effect to issuance of additional Common Shares or Derivative Securities (“New Issue”)

CV1	= Conversion Value in effect immediately prior to the New Issue

A	= Number of Common Shares deemed to be outstanding immediately prior to New Issue on an as-if-converted to Common Shares basis

B	= Aggregate consideration received by the Corporation with respect to the New Issue divided by CV1

C	= Number of shares of stock issued in the New Issue
6.3 Additional Provisions Regarding Dilution
For purposes of Section 6.2:
(a)	if a part or all of the consideration received by the Corporation in connection with the issuance of additional Common Shares or Derivative Securities consists of property other than cash, such consideration is deemed to have a value equal to its Fair Market Value;

(b)	no adjustment of the Conversion Value is to be made upon the issuance of any Derivative Securities or additional Common Shares that are issued upon the exercise, conversion or exchange of any Derivative Securities;

(c)	any adjustment of the Conversion Value is to be disregarded if, and to the extent that, all of the Derivative Securities that gave rise to such adjustment expire or are cancelled without having been exercised or converted, so that the Conversion Value effective immediately upon such cancellation or expiration is equal to the Conversion Value that otherwise would have been in effect immediately prior to the time of the issuance of the expired or cancelled Derivative Securities, with any additional adjustments as subsequently would have been made to that Conversion Value had the expired or cancelled Derivative Securities not been issued;

(d)	if the terms of any Derivative Securities previously issued by the Corporation are changed (whether by their terms or for any other reason) so as to raise or lower the Consideration Per Share payable with respect to such Derivative Securities (whether or not the issuance of such Derivative Securities originally gave rise to an adjustment of the Conversion Value), the Conversion Value is adjusted as of the date of such change;

(e)	the Consideration Per Share received by the Corporation in respect of Derivative Securities is determined in each instance as follows:
(i)	the Consideration Per Share is determined as of the date of issuance of Derivative Securities without giving effect to any possible future price adjustments or rate adjustments that might be applicable with respect to such Derivative Securities and that are contingent upon future events; and

(ii)	in the case of an adjustment to the Conversion Value to be made as a result of a change in terms of any Derivative Securities, the Consideration Per Share for purposes of calculating the adjustment to the Conversion Value is determined as of the date of such change and, for greater certainty, not as of the date of the issuance of the Derivative Securities; and
(f)	notwithstanding any other provisions contained in these Class 1 Share provisions, but except as provided in Sections 6.3(d) or 6.5, no adjustment to the Conversion Value is to be made in respect of the issuance of additional Common Shares or Derivative Securities in any case in which such adjustment would otherwise result in the Conversion Value being greater than the Conversion Value in effect immediately prior to the issuance of such additional Common Shares or Derivative Securities.
6.4 Excluded Transactions
Notwithstanding Section 6.2, no adjustment to the Conversion Value is to be made in connection with the following issuances (“Excluded Issuances”):
(a)	any option to purchase Common Shares or other Derivative Securities granted under any stock option plan, stock purchase plan or other stock compensation program of the Corporation approved by the Board of Directors and/or Common Shares or other Derivative Securities allotted for issuance, issued or issuable pursuant to any such plan or arrangement, or the issuance of any Common Shares upon the exercise of any such options or other Derivative Securities; provided, however, that any Common Shares issued upon the exercise of any such options, together with any Common Shares or Derivative Securities allocated for issuance, issued or issuable, shall not exceed 12.5% of the Common Shares outstanding on the Original Issuance Date (calculated on an as-if-converted into Common Shares basis);

(b)	any equity securities issued pursuant to a Qualified IPO;

(c)	except as contemplated in Section 6.5, any equity securities issued in respect of subdivisions, stock dividends or capital reorganizations affecting the share capital of the Corporation;

(d)	any issuance of Common Shares pursuant to the exercise of any warrants outstanding as of the Original Issuance Date to acquire Common Shares issued to each of (i) the Canadian Imperial

Bank of Commerce (ii) EdgeStone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, and EdgeStone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital fund II-A, L.P. and its parallel investors, (iii) Highbridge International LLC, Marathon Special Opportunity Special Fund, Ltd., Fore Convertible Master Fund, Ltd. and Fore Multistrategy Master Fund, Ltd. and (iv) Technology Partnerships Canada, or any of their permitted assignees (pursuant to contracts in existence on the Original Issuance Date);

(e)	any equity securities issued to bona fide consultants or professional advisors of the Corporation as part of the consideration for services received by the Corporation from such consultants or professional advisors; provided that such issuances in the aggregate do not exceed 0.25% of the Common Shares issued and outstanding on the Original Issuance Date, all calculated on an as-if-converted into Common Shares basis; and

(f)	any Common Shares or Derivative Securities issued to or in connection with any of the following (i) licensors of technology of the Corporation, (ii) lending or leasing institutions in connection with obtaining debt financing, or (iii) any other technology licensing, equipment leasing or other non equity interim financing transaction; provided that: (A) any such transaction or transactions approved by the Board of Directors; and (B) the maximum aggregate number of Common Shares (including Common Shares issuable on the conversion or exercise of Derivative Securities) that may be issued pursuant to all transactions contemplated by this clause (i) shall not exceed 1% of the aggregate number of Common Shares issued and outstanding on the Original Issuance Date (subject to appropriate adjustments for stock dividends, stock splits, stock consolidations, capital reorganizations and the like occurring after the Original Issuance Date), all calculated on an as-if-converted to Common Shares basis.
6.5 Adjustments for Stock Splits
After the Original Issuance Date, the Conversion Value shall be adjusted on the record date in respect of each Stock Split, such that the Conversion Value is equal to the product obtained by multiplying the Conversion Value immediately before the Stock Split by a fraction:
(a)	the numerator of which is the number of Common Shares issued and outstanding immediately before the Stock Split; and

(b)	the denominator of which is the number of Common Shares issued and outstanding immediately after the Stock Split.
6.6 Adjustments for Capital Reorganizations
If, following the Original Issuance Date, the Common Shares are changed into the same or a different number of shares of any other class or series, whether by capital reorganization, reclassification or otherwise, the Corporation will provide each Class 1 Holder with the right to convert each Class 1 Share into the kind and amount of shares, other securities and property receivable upon such change that a holder of a number of Common Shares equal to the number of Common Shares into which such Class 1 Share was convertible immediately prior to the change would be entitled to receive upon such change (subject to any necessary further adjustments after the date of such change).
6.7 Other Distributions
In the event the Corporation declares a distribution payable in securities (other than securities of the Corporation), evidences of indebtedness issued by the Corporation or other Persons or assets (including cash dividends) then, in each such case for the purpose of this Section 6.7, Class 1 Holders shall be entitled upon conversion of their Class 1 Shares to a proportionate share of any such distribution as though they were the holders of the number of Common Shares into which their Class 1 Shares were convertible as of the record date fixed for the determination of the holders of Common Shares of the Corporation entitled to receive such distribution, unless previously paid under Section 3.1.

6.8 No Impairment
The Corporation will not, by amendment of its articles or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Article 6, but will at all times in good faith assist in the carrying out of all the provisions of Article 5 and 6 and in the taking of any action necessary or appropriate in order to protect the conversion rights of the Class 1 Holders against impairment.
6.9 Reservation of Common Shares
The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of Class 1 Shares, such number of Common Shares as from time to time is sufficient to effect the conversion of all outstanding Class 1 Shares, and if at any time the number of authorized but unissued Common Shares is not sufficient to effect the conversion of all of the then outstanding Class 1 Shares, then the Corporation will take such corporate action as may, in the opinion of its legal counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as is sufficient for such purpose.
6.10 Disputes
If a dispute shall at any time arise with respect to adjustments in the Conversion Value, such dispute shall be determined by the Corporation’s auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the Board of Directors and any such determination shall (absent manifest error) be binding upon the Corporation, the Class 1 Holders and all other shareholders of the Corporation. Such auditors or accountants shall be provided access to all necessary records of the Corporation. If any such determination is made, the Corporation shall deliver a certificate to the Class 1 Holders describing such determination.
6.11 Certificate as to Adjustments
     In each case of an adjustment or readjustment of the Conversion Value, the Corporation will promptly furnish each Class 1 Holder with a certificate, prepared by the Corporation’s accountants, showing such adjustment or readjustment, and stating in reasonable detail the facts upon which such adjustment or readjustment is based.
6.12 Further Adjustment Provisions
If, at any time as a result of an adjustment made pursuant to Section 6.6, a Class 1 Holder becomes entitled to receive any shares or other securities of the Corporation other than Common Shares upon surrendering Class 1 Shares for conversion, the Conversion Value in respect of such other shares or securities (if such other shares or securities are by their terms convertible securities) will be adjusted after that time, and will be subject to further adjustment from time to time, in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Class 1 Shares contained in this Article 6, and the remaining provisions of these Class 1 Share provisions will apply mutatis mutandis to any such other shares or securities.
6.13 Waiver of Adjustments
Notwithstanding any other provisions of this Article 6, with the written consent of the Corporation, the Class 1 Majority Holders shall be entitled, on behalf of all Class 1 Holders, to waive any entitlement to an adjustment to the Conversion Value under this Article 6. Any such waiver by the Class 1 Majority Holders must be in writing and shall only be effective as to the particular adjustment being waived. In such event, notice of such waiver shall be sent to all Class 1 Holders in accordance with Section 8.2.

ARTICLE 7
REDEMPTION
7.1 Redemption Following the Redemption Trigger Date and Mandatory Redemption
(a)	On or after the Redemption Trigger Date, the Corporation shall have the right to redeem, and the Class 1 Majority Holders shall have the right to have the Corporation redeem, all of the Class 1 Shares. If the Corporation elects to redeem the Class 1 Shares, or upon receipt of a redemption request in writing from the Class 1 Majority Holders, the Corporation will:
(i)	deliver to each Class 1 Holder (within 15 days following the date the written request is received by the Corporation or at any time the Corporation elects to redeem after the Redemption Trigger Date) a notice specifying the total funds legally available to the Corporation for redemption of all of the Class 1 Shares outstanding at that time (the “Available Funds”) and the date scheduled for redemption (which shall be at least 30 days after the date of the notice given by the Corporation); and

(ii)	within 60 days, but not before the expiry of 30 days, following (x) the date the written request from the Class 1 Majority Holders is received by the Corporation to redeem all Class 1 Shares or (y) the date that the Corporation has notified the Class 1 Holders of its election to redeem all the Class 1 Shares, to the extent the Corporation has Available Funds, redeem all of the Class 1 Shares, subject to Section 7.1(c), by paying to each Class 1 Holder, an amount equal to the Class 1 Redemption Amount multiplied by the number of Class 1 Shares held by such Class 1 Holder.
(b)	On the seventh anniversary of the Original Issuance Date for the Class 1 Shares, the Company shall redeem each outstanding Class 1 Share for an amount in cash equal to the Class 1 Redemption Amount. The Corporation shall provide each Class 1 Holder 30 days notice of such seventh anniversary.

(c)	Notwithstanding any provision of this Section 7.1, each Class 1 Holder shall be entitled and given the opportunity to convert the Class 1 Shares into Common Shares pursuant to Article 5 prior to the date which is at least 10 days prior to the date scheduled for redemption.

(d)	If the Available Funds are insufficient to pay in full the Class 1 Redemption Amount with respect to the total number of Class 1 Shares outstanding, then Available Funds will be used to redeem the maximum possible number of whole Class 1 Shares rateably among the Class 1 Holders, and in such case, the number of Class 1 Shares to be redeemed shall be the number obtained by dividing (i) the Available Funds, by (ii) the Class 1 Redemption Amount. Any redemption notice given with respect to Class 1 Shares not purchased because of the lack of Available Funds shall be deemed withdrawn if given by the Corporation, and may be withdrawn by a Class 1 Holder with respect to such Class 1 Shares (in which case subsequent notices may be given under this Article 7 with regard to unredeemed Class 1 Shares).

(e)	Designated Debt. If the Corporation is wholly or partially precluded by the terms of any Designated Debt from making payment of the Class 1 Redemption Amount (a “Blockage”) then the Corporation (i) shall make whatever payment that then can be made under subsection (d) above without violating such Designated Debt, and (ii) shall have no obligation to make any such precluded payment until the Blockage has been removed at which point it shall be obligated to pay to each Class 1 Holder with respect to each Class 1 Share then outstanding and with respect to which a redemption request has not been withdrawn by the Class 1 Majority Holders the greater of (a) the Class 1 Redemption Amount calculated in accordance herewith at the time it would have been paid but for the Blockage (compounded at the rate specified in Section 4.1(b)(ii) hereof until the date of payment) and (b) the Class 1 Redemption Amount calculated in accordance herewith at the time it is actually paid; provided, however, if the relevant redemption notice was given by the Class 1 Majority Holders prior to the seventh anniversary of the Original Issuance Date, then the relevant redemption payment shall be calculated pursuant to subclause (a) of this sentence. The

Corporation shall promptly inform the Class 1 Holders of the expiration of any Blockage, and a Class 1 Majority Holder shall be entitled, prior to actual payment, to annul any notice of redemption ( wholly or partially) given by the Corporation, other than a notice of redemption given by the Corporation as a result of a redemption request from the Class 1 Majority Holders under Section 7.1(a) given prior to the seventh anniversary of the Original Issuance Date.
7.2 Surrender of Certificates
If a redemption of Class 1 Shares pursuant to this Article 7 will occur, each Class 1 Holder shall surrender to the Corporation the certificates representing the Class 1 Shares to be redeemed by the Corporation in accordance with this Article 7, in the manner and at the place designated by the Corporation, and thereupon all redemption amounts to be paid for such shares shall be payable to the order of the Person whose name appears on such certificates as the owner thereof, and each surrendered certificate shall be cancelled and retired. If, in the case of the exercise of redemption rights in accordance with Sections 7.1 and 7.2, less than all of the Class 1 Shares represented by such certificates are redeemed, then the Corporation shall promptly issue new certificates representing the shares not redeemed.
ARTICLE 8
MISCELLANEOUS
8.1 Notices of Record Dates
If:
(a)	the Corporation establishes a record date to determine the Class 1 Holders who are entitled to receive any dividend or other distribution; or

(b)	there occurs any Stock Split or other capital reorganization of the Corporation, any reclassification of the capital of the Corporation, any Change of Control Event, or any Liquidation Event,
the Corporation will deliver to each Class 1 Holder, at least 20 days prior to such record date or the proposed effective date of the relevant transaction, a notice specifying:
(i)	the date of such record date for the purpose of such dividend or distribution and a description of such dividend or distribution;

(ii)	the date on which any such Stock Split, reorganization, reclassification, Change of Control Event or Liquidation Event is expected to become effective; and

(iii)	the time, if any, that is to be fixed as to when the holders of record of Common Shares (or other securities) are entitled to exchange their Common Shares (or other securities) for cash, securities or other property deliverable upon such reorganization, reclassification, Change of Control Event or Liquidation Event.
8.2 Notices
All notices, requests, payments, instructions or other documents to be given hereunder must be in writing or given by written telecommunication, and will be deemed to have been duly given if:
(a)	delivered personally (effective upon delivery);

(b)	mailed by certified mail, return receipt requested, postage prepaid (effective five Business Days after dispatch) if the recipient is located in the United States or Canada;

(c)	sent by a reputable, established courier service that guarantees next Business Day delivery (effective the next Business Day) if the recipient is located in the United States or Canada;

(d)	sent by air mail or by commercial express overseas air courier, with receipt acknowledged in writing by the recipient (effective upon the date of such acknowledgement) if the recipient is located outside the United States or Canada;

(e)	sent by fax confirmed within 24 hours through one of the foregoing methods (effective upon receipt of the fax in complete readable form); and
addressed as follows (or to such other address as the recipient party furnishes by notice to the sending party for these purposes: (i) if to any Class 1 Holder, to the last address of that Class 1 Holder as it appears on the securities register of the Corporation, or in the event the address of any such Class 1 Holder does not so appear, then to the last address of that Class 1 Holder known to the Corporation; and (ii) if to the Corporation, to the address of its principal office.
8.3 Negative Covenants
So long as any Class 1 Shares are outstanding, the Corporation will not, without the prior written approval of the Class 1 Majority Holders:
(a)	designate, or authorize the designation of, any further series of Class 1 Preferred Shares or create or issue (by merger, reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on parity with the Class 1 Preferred Shares;

(b)	issue additional Class 1 Shares (other than additional Class 1 Shares issuable in respect of any stock dividends declared by the Corporation to holders of Class 1 Shares in a pro rata distribution);

(c)	amend the articles of the Corporation or otherwise take any action (by merger, reclassification or otherwise) to add, change or remove any rights, privileges, restrictions or conditions attached to the Class 1 Shares or otherwise change the Class 1 Shares;

(d)	increase or decrease the authorized number of Common Shares or Class 1 Shares; or

(e)	declare any dividends on any class of shares of the Corporation.
8.4 Currency
All references to dollar amounts in these Class 1 Share provisions are to the lawful currency of the United States.
8.5 Transfer Agents
The Corporation may appoint, and from time to time discharge and change, a transfer agent for the Class 1 Shares or any other class of shares of the Corporation. Upon any such appointment, discharge or change of a transfer agent, the Corporation will send a written notice of such appointment, discharge or change to each Class 1 Holder.
8.6 Transfer Taxes
The Corporation will pay all share transfer taxes, documentary stamp taxes and the like that may be properly payable by the Corporation in respect of any issuance or delivery of Class 1 Shares or Common Shares or other securities issued in respect of Class 1 Shares in accordance with these Class 1 Share provisions or certificates representing such shares or securities. The Corporation is not required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of Class 1 Shares or Common Shares or other securities in a name other than that in which such shares were registered, or in respect of any payment to any Person other than the registered Class 1 Holder of the shares with respect to any such shares, and is not required to make any such issuance, delivery or payment unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the reasonable satisfaction of the Corporation, that such tax has been paid or is not payable.

EXHIBIT “1”
DETERMINATION OF FAIR MARKET VALUE
The “Fair Market Value” of Common Shares will be determined in accordance with the following procedures:
(a)	The Board of Directors and the Class 1 Majority Holders will in good faith attempt to agree upon the Fair Market Value of the Common Shares that are the subject of the proposed determination under this Exhibit “1”.

(b)	Fair Market Value of such Common Shares will in all cases (i) be calculated on the assumption of an arm’s length sale at open market value on a “going concern basis” with no minority discount applied, and (ii) take into account any conversion rights, liquidation preferences and any other entitlements attached to any other securities of the Corporation.

(c)	If the Fair Market Value has not been agreed upon between the Corporation and the Class 1 Majority Holders within 10 Business Days after commencing their good faith attempt to agree upon the Fair Market Value under clause (a) above, then within five Business Days after the end of such 10 Business Day period, the Corporation and the Class 1 Majority Holders shall jointly appoint a U.S. or Canadian nationally recognized independent and qualified investment banking or business valuation firm (the “Valuator”) to determine the Fair Market Value of such shares which are subject of the proposed determination under this Exhibit “1”. If the Corporation, the Class 1 Majority Holders cannot agree on a Valuator within such five Business Day period, the Corporation or the Class 1 Majority Holders may thereafter apply to a court of competent jurisdiction to have the court appoint such Valuator meeting the foregoing criteria to determine the Fair Market Value of the subject shares. The determination by the Valuator shall be final and binding on the Corporation and the Class 1 Holders absent manifest error.

(d)	The Corporation shall be responsible for all costs incurred in connection with the independent valuation performed by the Valuator (including the costs of any court proceeding to appoint the Valuator, if applicable).

(e)	The Valuator shall be instructed to deliver its determination of Fair Market Value as at the applicable valuation date, as soon as practicable following its appointment and in any event within 30 Business Days thereafter.

(f)	In the event that the Valuator provides a range of fair market values, the middle of such range shall be utilized for purposes of determining the Fair Market Value of the subject shares.

(g)	The Corporation shall immediately provide to the Valuator such information, including confidential information, and allow such firm to conduct “due diligence” and make such investigations and inquiries with respect to the affairs of the Corporation and its subsidiaries as may be required by such Valuator in order to fulfill its mandate, provided that such firm executes a confidentiality agreement in favor of the Corporation containing standard terms and conditions.

SCHEDULE D
SPECIAL RESOLUTION NO. 4
RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:
1.	The Articles of the Corporation be amended to decrease the authorized capital by cancelling the authorized and unissued Class A Convertible Preferred Shares, the authorized and unissued Class B Convertible Preferred Shares, the authorized and unissued Class A Convertible Preferred Shares, Series 1 (the “Series A Shares”), the authorized and unissued Class B Convertible Preferred Shares, Series 1 (the “Series B Shares”) and the rights, privileges, restrictions and conditions attached to such shares as set forth in the Articles immediately following and conditional upon the conversion of all the issued Series A Shares into Common Shares and Class 1 Preferred Shares and the issued Series B Shares into Common Shares.

2.	Any director or officer of the Corporation is authorized and directed to take all such action and execute all such documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

3.	Notwithstanding the approval of the matters provided for herein, the Board of Directors of the Corporation is hereby authorized, without further approval of the shareholders of the Corporation, to revoke this special resolution for any reason including if dissent rights under the Canada Business Corporations Act are exercised in respect of a significant number of shares such that the Board of Directors of the Corporation concludes that it would not be desirable to proceed with this special resolution, at any time before the action approved by this special resolution becomes effective.

SCHEDULE E
SPECIAL RESOLUTION NO. 5
RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:
1.	The Articles of the Corporation be amended to increase the authorized capital by the creation of a new class of an unlimited number of preferred shares, issuable in series, to be known as the Class 2 Preferred Shares, and having the rights, privileges, restrictions and conditions asset forth in Appendix E-1 hereto.
2.	Any one director or officer of the Corporation is authorized and directed to take any actions and execute any documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.
3.	Notwithstanding the approval of this special resolution by the shareholders of the Corporation, the directors of the Corporation are hereby authorized, without further approval of the shareholders of the Corporation, to revoke this special resolution for any reason, including if dissent rights under the Canada Business Corporations Act are exercised in respect of a significant number of shares such that the Board of Directors of the Corporation concludes that it would not be desirable to proceed with this special resolution, at any time before the action approved by this special resolution becomes effective.

SCHEDULE E-1
TO SCHEDULE E
CLASS 2 PREFERRED SHARE PROVISIONS
The Corporation is authorized to issue an unlimited number of preferred shares, issuable in series (the “Class 2 Preferred Shares”). The Preferred Shares, as a class, shall have the following rights, privileges, restrictions and conditions:
1. Directors’ Authority to Issue One or More Series
The directors of the Corporation may, at any time and from time to time, issue the Class 2 Preferred Shares in one or more series.
2. Terms of Each Series
Subject to the following provisions, and subject to the filing of articles of amendment in prescribed form and the endorsement thereon of a certificate of amendment, in accordance with the Canada Business Corporations Act, before the first shares of a particular series are issued, the directors of the Corporation shall fix the number of shares in such series and shall determine, subject to any limitations set out in the articles of the Corporation, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limiting the generality of the foregoing, any right to receive dividends (which may be cumulative, non-cumulative or partially cumulative and variable or fixed), the rate or rates, amount or method or methods of calculation of preferential dividends and whether such rate or rates, amount or method or methods of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the rights of redemption (if any) and the redemption price and other terms and conditions of redemption, the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be provided to such holders in the future, the voting rights (if any) and the conversion or exchange rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto. Before the first shares of a particular series are issued, the directors of the Corporation may change the rights, privileges, restrictions and conditions attaching to such unissued shares.
3. Ranking of the Class 2 Preferred Shares
No rights, privileges, restrictions or conditions attaching to a series of Class 2 Preferred Shares shall confer upon a series a priority over any other series of Class 2 Preferred Shares in respect of the payment of dividends or return of capital in the event of the liquidation, dissolution or winding up of the Corporation.
The Class 2 Preferred Shares of each series shall rank on a parity with the Class 2 Preferred Shares of every other series with respect to priority in the payment of dividends and the return of capital in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other return of capital of the Corporation among its shareholders for the purpose of winding up its affairs.
4. Priority
The Class 2 Preferred Shares shall rank junior to the Class 1 Convertible Preferred Shares, but shall be entitled to priority as hereinafter provided over the Common Shares and any other shares of any other class of the Corporation ranking junior to the Class 2 Preferred Shares, with respect to the return of capital, the distribution of assets and the payment of declared but unpaid dividends in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. The Class 2 Preferred Shares shall rank junior to the Class 1 Convertible Preferred Shares, but shall be entitled to priority over the Common Shares and any other shares of any other class of the Corporation ranking junior to the Class 2 Preferred Shares with respect to priority in the payment of any dividends.

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class 2 Preferred Shares of any series shall be entitled, after payment or provision for payment of the debts and other liabilities of the Corporation as may be required by law:
(a)	to receive in respect of the shares of such series, prior to any distribution to the holders of Common Shares, the amount, if any, provided for in the rights, privileges, restrictions and conditions attached to the shares of such series; and

(b)	if and to the extent provided in the rights, privileges, restrictions and conditions attached to the shares of such series, to share in the remaining assets of the Corporation (subject to the rights, if any, of holders of any other class or series of shares of the Corporation to first receive payment of amounts in such event, if and to the extent provided in the rights, privileges, restrictions and conditions attached to any such shares).
5. Other Preferences
The Class 2 Preferred Shares of any series may also be given such other preferences, not inconsistent with the articles of the Corporation over the Common Shares and any other shares of the Corporation ranking junior to the Class 2 Preferred Shares as may be determined in the case of such series of Class 2 Preferred Shares in accordance with paragraph 3 hereof.
6. Conversion Right
The Class 2 Preferred Shares of any series may be made convertible into or exchangeable for Common Shares of the Corporation.
7. Redemption Right
The Class 2 Preferred Shares of any series may be made redeemable, in such circumstances, at such price and upon such other terms and conditions, and with such priority, as may be provided in the rights, privileges, restrictions and conditions attached to the shares of such series.
8. Dividend Rights
The Corporation may at any time and from time to time declare and pay a dividend on the Class 2 Preferred Shares of any series without declaring or paying any dividend on the Common Shares or any other shares of any other class of the Corporation ranking junior to the Class 2 Preferred Shares. The rights, privileges, restrictions and conditions attached to the Class 2 Preferred Shares of any series may include the right to receive a dividend concurrently with any dividend declared on any other class or series of shares of the Corporation, to be calculated in the manner set forth in the rights, privileges, restrictions and conditions attached to the shares of such series of Class 2 Preferred Shares.
9. Voting Rights
Except as may be otherwise provided in the articles of the Corporation or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Class 2 Preferred Shares, the holders of Class 2 Preferred Shares as a class shall not be entitled as such to receive notice of, nor to attend or vote at any meeting of the shareholders of the Corporation.
10. Variation of Rights
The rights, privileges, restrictions and conditions attaching to the Class 2 Preferred Shares as a class may be added to, amended or removed at any time with such approval as may then be required by law to be given by the holders of the Class 2 Preferred Shares as a class.

SCHEDULE F
SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
190. (1) Right to dissent – Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to
(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.
(2) Further right – A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.
(2.1) If one class of shares – The right to dissent described in subsection (2) applies even if there is only one class of shares.
(3) Payment for shares – In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.
(4) No partial dissent – A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
(5) Objection – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.
(6) Notice of resolution – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.
(7) Demand for payment – A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing
(g)	the shareholder’s name and address;

(h)	the number and class of shares in respect of which the shareholder dissents; and

(i)	a demand for payment of the fair value of such shares.

(8) Share certificate – A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
(9) Forfeiture – A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.
(10) Endorsing certificate – A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.
(11) Suspension of rights – On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where
(j)	the dissenting shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(k)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(l)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.
(12) Offer to pay – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subjection (7), send to each dissenting shareholder who has sent such notice
(m)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(n)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
(13) Same terms – Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.
(14) Payment – Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
(15) Corporation may apply to court – Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.
(16) Shareholder application to court – If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.
(17) Venue – An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs – A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).
(19) Parties – On an application to a court under subsection (15) or (16),
(o)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(p)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.
(20) Powers of court – On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.
(21) Appraisers – A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
(22) Final order – The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.
(23) Interest – A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
(24) Notice that subsection (26) applies – If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
(25) Effect where subsection (26) applies – If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may
(q)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(r)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
(26) Limitation – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that
(s)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(t)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

SCHEDULE G
GENUITY FAIRNESS OPINION

Genuity Capital Markets
Scotia Plaza, Suite 4900
40 King Street W. PO Box 1007
Toronto, ON M5H 3Y2

T 416.603.6000
F 416.603.3099
genuityon.com
Strictly Private and Confidential
April 26, 2007
Mitel Networks Corporation
350 Legget Drive
Kanata, Ontario
Canada   K2K 2W7
To the Board of Directors:
     Genuity Capital Markets (“Genuity”) understands that Mitel Networks Corporation (the “Company”) is preparing to enter into a transaction involving Inter-Tel (Delaware), Inc. (“Inter-Tel”), and Arsenal Acquisition Corporation, a subsidiary of the Company (the “Merger”) pursuant to an Agreement and Plan of Merger dated April 26, 2007 (the “Agreement”). Genuity further understands that, in entering into the Merger, the Company will: (a) through its wholly-owned subsidiary, acquire all of the outstanding shares of common stock of Inter-Tel (“Common Stock”) for cash consideration of $25.60 per share of common stock of Inter-Tel by way of a plan of merger pursuant to which Inter-Tel will become a wholly-owned subsidiary of the Company; (b) finance the Merger and related activities described herein by (i) issuing approximately $304 million in redeemable convertible preferred shares (“New Preferred Shares”) to Francisco Partners II, L.P. (“FP”) and Morgan Stanley Principal Investments (“MSPI”), and (ii) obtaining US$430 million in secured debt financing from Morgan Stanley Senior Funding. Inc. and Morgan Stanley Senior Funding (Nova Scotia) Co. (collectively (“MS”) and together with the Company, Inter-Tel, FP, MSPI and EdgeStone Capital Partners Inc. (“EdgeStone”), sometimes referred to herein as the “Interested Parties”) (the issuing of the New Preferred Shares and the obtaining of the secured debt financing are herein collectively referred to as the “Arrangement Financing”); and (c) restructuring its current capital structure and balance sheet by, among other things, (i) redeeming its outstanding convertible debentures; (ii) amending the Company’s existing shareholders agreements to allow for the issuance of the Arrangement Financing; (iii) converting existing Class A and Class B convertible preferred shares of the Company into common shares of the Company (the “Common Shares”) and New Preferred Shares; (iv) using approximately $67 million of the Arrangement Financing to provide partial or complete liquidity for certain security holders of the Company some of whom hold liquidity rights; and (v) reserving 10% of the Common Shares for issuance pursuant to the Company’s stock option pool. The Merger and the actions of the Company referred to in (a), (b) and (c) above are herein referred to as the “Arrangement”. We understand that the shareholders of the Company voting by class and a single class will be asked to approve some or all of the above noted actions to effect the Arrangement.
     The Company has retained Genuity in an non-exclusive capacity to provide advice and assistance to the Board of Directors (the “Board”) of the Company in assessing the financial aspects of the Arrangement, including the preparation and delivery to the Board of Genuity’s opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the Arrangement to the holders of Class B convertible preferred shares and common shares of the Company who retain their shares after the completion of the Arrangement (the “Continuing Shareholders”).
Engagement
     Genuity was formally engaged by the Board through an agreement between the Company and Genuity (the “Engagement Agreement”) effective April 17, 2007. The Engagement Agreement provides the terms upon which Genuity has agreed to act as the Board’s financial advisor solely in connection with the Arrangement, including by providing the Fairness Opinion. The terms of the Engagement Agreement provide that Genuity is to be paid a fee on delivery of the Fairness Opinion. In addition, Genuity is to be reimbursed for certain of its out-of-pocket expenses and to be indemnified by the Company in certain circumstances.
     Genuity consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof (provided such summary is in a form acceptable to Genuity) in the materials being sent to the Company’s shareholders in connection with their consideration of certain actions to be taken by the Company in connection with the Arrangement and to the filing thereof, as necessary, by the Company with the Securities and Exchange Commission and the securities commissions or similar regulatory authorities in each province of Canada.
Relationship with Interested Parties
     Neither Genuity, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of any of the Interested Parties or any of their respective associates or affiliates. Genuity has not been engaged to provide any financial advisory services nor has it participated in any pending or completed financings involving any of the Interested Parties or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement. There are no understandings, agreements or commitments between Genuity and any of the Interested Parties or any of their respective associates or affiliates with respect to any future business dealings. Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for any of the Interested Parties or any of their respective associates or affiliates. All fees payable to Genuity in connection with the preparation and delivery of the Fairness Opinion are to be paid, under the terms of the Engagement Agreement, on or prior to the delivery of the Fairness Opinion. Genuity is not entitled to additional fees under the terms of the Engagement Agreement upon completion of the Arrangement. Accordingly, Genuity considers itself to be independent for purposes of providing the Fairness Opinion.

     In the ordinary course of its business, Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of an Interested Party, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Arrangement or an Interested Party.
Credentials of Genuity Capital Markets
     Genuity is an independent investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring, institutional sales and trading, and equity research services. Genuity has professionals and offices across Canada, as well as in the United States. The Fairness Opinion expressed herein represents the opinion of Genuity and the form and content herein have been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.
Scope of Review
     In connection with the Fairness Opinion, Genuity reviewed, considered, and relied upon (without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:
(a)	An executed copy of the Agreement and any documents referred to therein;

(b)	An executed copy of the Class 1 Convertible Preferred Stock Commitment Letter dated April 26, 2007 from FP and addressed to the Company;

(c)	An executed copy of the First Lien and Second Lien Facilities Commitment Letter dated April 26, 2007 from MS and addressed to the Company;

(d)	The existing Shareholders Agreement for the Company dated August 23, 2004 and amended on June 26, 2006;

(e)	A draft of Articles of Amendment of the Company creating the New Preferred Shares;

(f)	A draft of the Subscription Agreement to be entered between the Company, FP, MSPI and EdgeStone in connection with the Arrangement;

(g)	A draft of the Company’s new Shareholders’ Agreement to be entered into in connection with the Transaction;

(h)	A draft of the Registration Rights Agreement to be entered into between the Company, FP and MSPI and possibly others in connection with the Arrangement;

(i)	Presentations for the Company’s Board of Directors meetings prepared by the management;

(j)	Discussions with legal counsel of the Company;

(k)	Discussions with management of the Company and Inter-Tel regarding prospects for the business, an analysis of the budget and synergies and other operational and financial items;

(1)	Audited financial statements of the Company for each of the years ended April 30, 2004, 2005 and 2006;

(m)	Audited financial statements of Inter-Tel for each of the years ended December 31, 2004-2006;

(n)	Unaudited financial statements of Inter-Tel for each of the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

(o)	Press releases issued by the Company and Inter-Tel;

(p)	Internal management projections for both the Company and the combined entity prepared by management of the Company;

(q)	Projections for Inter-Tel prepared by management of the Company;

(r)	Internal management projections for 2007 for Inter-Tel prepared by management of Inter-Tel;

(s)	Public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by Genuity to be relevant;

(t)	Public information with respect to transactions of a comparable nature considered by Genuity to be relevant;

(u)	Research reports relating to the Company, Inter-Tel and other public companies considered by Genuity to be relevant;

(v)	Representations contained in a certificate addressed to Genuity, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

(w)	Certain other corporate, industry and financial market information, investigations and analyses as Genuity considered necessary or appropriate in the circumstances.

     Genuity has assumed the accuracy and fair presentation of, and has relied upon, the audited consolidated financial statements of the Company and of Inter-Tel and the reports of the relevant auditors thereon.
     An external accounting and consulting firm (the “Accounting Firm”) has been engaged by the Company in connection with an analysis of the grant of Company stock options (the “Option Report”). The Company could not obtain the consent of the Accounting Firm to provide the Option Report to Genuity. Accordingly, Genuity did not review, consider or rely upon the Option Report in connection with the Fairness Opinion.
Prior Valuations
     Other than the Option Report, the Company has represented to Genuity that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Company or its material assets or its securities in the past twenty-four month period.
Assumptions and Limitations
     Genuity has not prepared a formal valuation or appraisal of the Company or Inter-Tel or any of their respective securities or assets and the Fairness Opinion should not be construed as such. Genuity has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Fairness Opinion is not, and should not be construed as, advice as to the price at which any securities of the Company (including the Common Shares) or any securities of Inter-Tel (including the Common Stock) may trade at any future date. Genuity was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. Without limiting the generality of the foregoing, Genuity has not reviewed and is not opining upon the tax treatment under the Arrangement to Continuing Shareholders.
     Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, Opinions or representations, whether in written, electronic or oral form, obtained by it from public sources or provided to it by or on behalf of the Company or Inter-Tel and their respective senior management, associates, affiliates, consultants, agents and advisors or otherwise (collectively, the “Information”) and Genuity has assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information including as to the absence of any undisclosed material change (as that term is defined in the Agreement in relation to the Company or Inter-Tel). Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the financial models, forecasts, projections and estimates provided to Genuity and used in the analysis supporting the Fairness Opinion, we have noted that projecting future results of any company is inherently subject to uncertainty and have assumed that such financial models, forecasts, projections and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company and of Inter-Tel, as the case may be, as to the matters covered thereby and in rendering the Fairness Opinion we express no view as to the reasonableness of such forecasts, projections and estimates or the assumptions on which they are based.

     Senior officers of the Company have represented to Genuity in certificates delivered as of the date hereof, among other things, that (a) the Information provided by or on behalf of the Company or any of its associates, affiliates or subsidiaries or their respective agents or representatives to Genuity for the purpose of preparing the Fairness Opinion, unless and to the extent amended or superseded by subsequent Information provided to Genuity, (i) was, at the date the Information was provided to Genuity, and is, at the date hereof, complete, true and correct in all material respects, (ii) did not and does not contain any untrue statement of a material fact and (iii) did not and does not omit to state a material fact necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (b) since the dates on which the Information was provided to Genuity, except as disclosed in writing to Genuity or as otherwise publicly disclosed by the Company, there has been no material change (as that term is defined in the Securities Act (Ontario)), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its associates, affiliates or subsidiaries and no material change has occurred in the Information or any part thereof that would have or that would reasonably be expected to have a material effect on the Fairness Opinion.
     Genuity has assumed that (a) the Information provided by or on behalf of Inter-Tel or any of its associates, affiliates or subsidiaries or their respective agents or representatives to Genuity for the purpose of preparing the Fairness Opinion, unless and to the extent amended or superseded by subsequent Information provided to Genuity, (i) was, at the date the Information was provided to Genuity, and is, at the date hereof, complete, true and correct in all material respects, (ii) did not and does not contain any untrue statement of a material fact and (iii) did not and does not omit to state a material fact necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; (b) since the dates on which the Information was provided to Genuity, except as disclosed in writing to Genuity or as otherwise publicly disclosed by Inter-Tel, there has been no material change (as that term is defined in the Securities Act (Ontario)), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Inter-Tel or any of its associates, affiliates or subsidiaries and no material change has occurred in the Information or any part thereof that would have or that would reasonably be expected to have a material effect on the Fairness Opinion; and (c) Inter-Tel has not filed with applicable securities regulatory authorities any report of a material change in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Inter-Tel or any of its associates, affiliates or subsidiaries.
     The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Inter-Tel and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Genuity in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Genuity or any party involved in the Arrangement.
     In preparing the Fairness Opinion, Genuity has made several assumptions, including that all of the conditions required to implement the Arrangement will be met. Genuity has also assumed that all draft documents referred to under “Scope of Review” above are accurate reflections, in all material respects, of the final form of such documents.
     The Fairness Opinion has been provided for the use of the Board in connection with the Board’s evaluation of the Arrangement and, except as contemplated herein or in the Engagement Agreement, may not be used by any other person or relied upon by any other person and may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Genuity. The Fairness Opinion is given as of the date hereof and Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to Genuity’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Genuity reserves the right to change, modify or withdraw the Fairness Opinion.
     Genuity believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not reasonably susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion does not constitute a recommendation to the Board or any Continuing Shareholder as to whether Continuing Shareholders should approve the Arrangement.
Fairness Conclusion
     Based upon and subject to the foregoing, Genuity is of the opinion that, as of the date hereof, the Arrangement is fair, from a financial point of view, to the Continuing Shareholders.
Yours very truly,
Genuity Capital Markets